Notice to ASX Presentation for site visit to North American operations 24 September 2024 Attached are the presentations made to the f inancial community attending the site visit this week at Rio Tinto’s Aluminium and Iron & Titanium operations in Quebec, Canada. The presentations can also be found on our website at: https://www.riotinto.com/en/invest/presentations EXHIBIT 99.7

Notice to ASX/LSE Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Alyesha Anderson M +61 434 868 118 Michelle Lee M +61 458 609 322 Rachel Pupazzoni M +61 438 875 469 Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Wei Wei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com

Financial community visit to North American operations September 2024

©2024, Rio Tinto, All Rights Reserved 2 Cautionary and supporting statements This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (together with their subsidiaries, “Rio Tinto”). By accessing/attending this presentation you acknowledge that you have read and understood the following statements. Forward-looking statements This presentation includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this report, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, particularly in light of the current economic climate and the significant volatility, uncertainty and disruption arising in connection with the Ukraine conflict. Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to: an inability to live up to Rio Tinto’s values and any resultant damage to its reputation; the impacts of geopolitics on trade and investment; the impacts of climate change and the transition to a low-carbon future; an inability to successfully execute and/or realise value from acquisitions and divestments; the level of new ore resources, including the results of exploration programmes and/or acquisitions; disruption to strategic partnerships that play a material role in delivering growth, production, cash or market positioning; damage to Rio Tinto’s relationships with communities and governments; an inability to attract and retain requisite skilled people; declines in commodity prices and adverse exchange rate movements; an inability to raise sufficient funds for capital investment; inadequate estimates of ore resources and reserves; delays or overruns of large and complex projects; changes in tax regulation; safety incidents or major hazard events; cyber breaches; physical impacts from climate change; the impacts of water scarcity; natural disasters; an inability to successfully manage the closure, reclamation and rehabilitation of sites; the impacts of civil unrest; the impacts of the Ukraine conflict; breaches of Rio Tinto’s policies, standard and procedures, laws or regulations; trade tensions between the world’s major economies; increasing societal and investor expectations, in particular with regard to environmental, social and governance considerations; the impacts of technological advancements; and such other risks identified in Rio Tinto’s most recent Annual Report and accounts in Australia and the United Kingdom and the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to, or filed with, the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this report. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Nothing in this presentation should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share. Past performance cannot be relied on as a guide to future performance. Disclaimer Neither this presentation, nor the question and answer session, nor any part thereof, may be recorded, transcribed, distributed, published or reproduced in any form, except as permitted by Rio Tinto. By accessing/ attending this presentation, you agree with the foregoing and, upon request, you will promptly return any records or transcripts at the presentation without retaining any copies. This presentation contains a number of non-IFRS financial measures. Rio Tinto management considers these to be key financial performance indicators of the business and they are defined and/or reconciled in Rio Tinto’s annual results press release, Annual Report and accounts in Australia and the United Kingdom and/or the most recent Annual Report on Form 20-F filed with the SEC or Form 6-Ks furnished to, or filed with, the SEC. Reference to consensus figures are not based on Rio Tinto’s own opinions, estimates or forecasts and are compiled and published without comment from, or endorsement or verification by, Rio Tinto. The consensus figures do not necessarily reflect guidance provided from time to time by Rio Tinto where given in relation to equivalent metrics, which to the extent available can be found on the Rio Tinto website. By referencing consensus figures, Rio Tinto does not imply that it endorses, confirms or expresses a view on the consensus figures. The consensus figures are provided for informational purposes only and are not intended to, nor do they, constitute investment advice or any solicitation to buy, hold or sell securities or other financial instruments. No warranty or representation, either express or implied, is made by Rio Tinto or its affiliates, or their respective directors, officers and employees, in relation to the accuracy, completeness or achievability of the consensus figures and, to the fullest extent permitted by law, no responsibility or liability is accepted by any of those persons in respect of those matters. Rio Tinto assumes no obligation to update, revise or supplement the consensus figures to reflect circumstances existing after the date hereof.

©2024, Rio Tinto, All Rights Reserved 3 Cautionary and supporting statements (cont.) Aluminium - Mineral Resources and Ore Reserves Amrun Mineral Resources and Ore Reserves referenced on slide 45 are based on the Mineral Resources and Ore Reserves as reported in Rio Tinto’s 2023 Annual Report released to the Australian Securities Exchange (ASX) on 21 February 2024 and available at riotinto.com. The Amrun Mineral Resources comprise 115Mt@ 49.2% Al2O3 and 11.7% SiO2 of Measured Mineral Resources, 388Mt@ 49.7% Al2O3 and 11.7% SiO2 of Indicated Mineral Resources, and 285Mt@ 51.7% Al2O3 and 12.1% SiO2 of Inferred Mineral Resources. The Amrun Ore Reserves comprise 263Mt@ 53.9% Al2O3 and 9.2% SiO2 of Proved Ore Reserves and 688Mt@ 54.5% Al2O3 and 9.0% SiO2 of Probable Ore Reserves. Andoom/East Weipa Mineral Resources and Ore Reserves referenced on slide 45 are based on the Mineral Resources and Ore Reserves as reported in Rio Tinto’s 2023 Annual Report released to the ASX on 21 February 2024 and available at riotinto.com. The Andoom/East Weipa Mineral Resources comprise 43Mt@ 49.9% Al2O3 and 8.8% SiO2 of Measured Mineral Resources. The Andoom/East Weipa Ore Reserves comprise 69Mt@ 50.5% Al2O3 and 7.9% SiO2 of Proved Ore Reserves and 3 Mt@ 49.5% Al2O3 and 8.7% SiO2 of Probable Ore Reserves. North of Weipa Mineral Resources referenced on slide 45 are based on the Mineral Resources as reported in Rio Tinto’s 2023 Annual Report released to the ASX on 21 February 2024 and available at riotinto.com. The North of Weipa Mineral Resources comprise 202Mt@ 52.0% Al2O3 and 11.1% SiO2 of Indicated Mineral Resources, and 1,248Mt@ 51.8% Al2O3 and 11.4% SiO2 of Inferred Mineral Resources. Gove Mineral Resources and Ore Reserves referenced on slide 45 are based on the Mineral Resources and Ore Reserves as reported in Rio Tinto’s 2023 Annual Report released to the ASX on 21 February 2024 and available at riotinto.com. The Gove Mineral Resources comprise 9Mt@ 48.1% Al2O3 and 8.9% SiO2 of Measured Mineral Resources, 0.4Mt@ 47.8% Al2O3 and 8.9% SiO2 of Indicated Mineral Resources, and 0.01Mt@ 46.9% Al2O3 and 8.1% SiO2 of Inferred Mineral Resources. The Gove Ore Reserves comprise 57Mt@ 50.2% Al2O3 and 6.4% SiO2 of Proved Ore Reserves and 0.7Mt@ 50.5% Al2O3 and 5.0% SiO2 of Probable Ore Reserves. The Competent Person responsible for the information in the 2023 Annual Report that relates to Amrun, Andoom/East Weipa, North of Weipa and Gove Mineral Resources is A McIntyre, who is a Member of the AusIMM. The Competent Person responsible for the information in the 2023 Annual Report that relates to Amrun Ore Reserves is W Saba, who is a Member of the AusIMM. Sangaredi Mineral Resources and Ore Reserves referenced on slide 45 are based on the Mineral Resources and Ore Reserves as reported in Rio Tinto’s 2023 Annual Report released to the ASX on 21 February 2024 and available at riotinto.com. The Sangaredi Mineral Resources comprise 323Mt@ 43.7% Al2O3 and 2.1% SiO2 of Measured Mineral Resources, 5,961Mt@ 46.6% Al2O3 and 2.3% SiO2 of Indicated Mineral Resources, and 737Mt@ 45.8% Al2O3 and 2.4% SiO2 of Inferred Mineral Resources. The Sangaredi Ore Reserves comprise 333Mt@ 47.0% Al2O3 and 1.9% SiO2 of Proved Ore Reserves and 17Mt@ 48.9% Al2O3 and 2.5% SiO2 of Probable Ore Reserves. The Competent Person responsible for the information in the 2023 Annual Report that relates to Sangaredi Mineral Resources is M Alpha Diallo, who is a Member of the European Federation of Geologists (EFG).The Competent Person responsible for the information in the 2023 Annual Report that relates to Sangaredi Ore Reserves is M Keersemaker, who is a Member of the AusIMM. Porto Trombetas Mineral Resources and Ore Reserves referenced on slide 45 are based on the Mineral Resources and Ore Reserves as reported in Rio Tinto’s 2023 Annual Report released to the ASX on 21 February 2024 and available at riotinto.com. The Porto Trombetas Mineral Resources comprise 422Mt@ 47.3% Al2O3 and 5.3% SiO2 of Measured Mineral Resources, 3Mt@ 48.9% Al2O3 and 2.5% SiO2 of Indicated Mineral Resources, and 146Mt@ 49.5% Al2O3 and 4.0% SiO2 of Inferred Mineral Resources. The Porto Trombetas Ore Reserves comprise 43Mt@ 48.9.0% Al2O3 and 4.9% SiO2 of Proved Ore Reserves and 3Mt@ 49.0% Al2O3 and 4.9% SiO2 of Probable Ore Reserves. The Competent Person responsible for the information in the 2023 Annual Report that relates to Porto Trombetas Mineral Resources is R Aglinskas, who is a Member of the AusIMM. The Competent Person responsible for the information in the 2023 Annual Report that relates to Porto Trombetas Ore Reserves is L H Costa, who is a Member of the AusIMM. Mineral Resources and Ore Reserves have been reported in accordance with the JORC Code and the ASX Listing Rules. Rio Tinto confirms that it is not aware of any new information or data that materially affects the information included in the 2023 Annual Report, that all material assumptions and technical parameters underpinning the estimates in the 2023 Annual Report continue to apply and have not materially changed, and that the form and context in which the Competent Persons’ findings are presented have not been materially modified. Mineral Resources are reported exclusive of Ore Reserves. Mineral Resources and Ore Reserves are reported on a 100% basis.

©2024, Rio Tinto, All Rights Reserved 4 Cautionary and supporting statements (cont.) Minerals - Mineral Resources and Ore Reserves Rio Tinto Iron and Titanium (RTIT) Mineral Resources and Ore Reserves referenced on slides 88 and 124 are based on the Mineral Resources and Ore Reserves as reported in Rio Tinto’s 2023 Annual Report released to the ASX on 21 February 2024 and available at riotinto.com. The RTIT Mineral Resources comprise 11Mt@ 84.9% Ti Minerals of Indicated Mineral Resources, and 16Mt@ 79.2% Ti Minerals of Inferred Mineral Resources. The RTIT Ore Reserves comprise 151Mt@ 80.0% Ti Minerals of Probable Ore Reserves. The Competent Person responsible for the information in the 2023 Annual Report that relates to RTIT Mineral Resources is J Dumouchel, who is a Member of the L’Ordre des Géologues du Québec (OGQ). The Competent Person responsible for the information in the 2023 Annual Report that relates to RTIT Ore Reserves is D Gallant, who is a Member of the L’Ordre des Ingénieurs du Québec (OIQ). Richards Bay Minerals (RBM) Mineral Resources and Ore Reserves referenced on slides 88 and 124 are based on the Mineral Resources and Ore Reserves as reported in Rio Tinto’s 2023 Annual Report released to the ASX on 21 February 2024 and available at riotinto.com. The RBM Mineral Resources comprise 10Mt@ 12.0% Ti Minerals and 8.1% Zircon of Indicated Mineral Resources. The RBM Ore Reserves comprise 485Mt@ 1.5% Ti Minerals and 0.2% Zircon of Proved Ore Reserves and 702Mt@ 3.1% Ti Minerals and 0.4% Zircon of Probable Ore Reserves. The Competent Person responsible for the information in the 2023 Annual Report that relates to RBM Mineral Resources is A Cawthorn-Blazeby, who is a Member of the South African Council for Natural Scientific Professions SAIMM: Southern African Institute of Mining and Metallurgy (SACNASP). The Competent Person responsible for the information in the 2023 Annual Report that relates to RBM Ore Reserves is S Mnunu, who is a Member of the SACNASP. QIT Madagascar Minerals (QMM) Mineral Resources and Ore Reserves referenced on slides 88 and 124 are based on the Mineral Resources and Ore Reserves as reported in Rio Tinto’s 2023 Annual Report released to the ASX on 21 February 2024 and available at riotinto.com. The QMM Mineral Resources comprise 445Mt@ 4.3% Ti Minerals and 0.2% Zircon of Measured Mineral Resources, 398Mt@ 4.0% Ti Minerals and 0.2% Zircon of Indicated Mineral Resources, and 596Mt@ 3.9% Ti Minerals and 0.2% Zircon of Inferred Mineral Resources. The QMM Ore Reserves comprise 212Mt@ 3.4% Ti Minerals and 0.2% Zircon of Proved Ore Reserves and 87Mt@ 3.0% Ti Minerals and 0.1% Zircon of Probable Ore Reserves. The Competent Person responsible for the information in the 2023 Annual Report that relates to QMM Mineral Resources is A Louw, who is a Member of the Australasian Institute of Mining and Metallurgy (MAusIMM). The Competent Person responsible for the information in the 2023 Annual Report that relates to QMM Ore Reserves is H Rakotonindrainy, who is a Member of the Institute of Materials, Minerals and Mining (IOM3). Mineral Resources and Ore Reserves have been reported in accordance with the JORC Code and the ASX Listing Rules. Rio Tinto confirms that it is not aware of any new information or data that materially affects the information included in the 2023 Annual Report, that all material assumptions and technical parameters underpinning the estimates in the 2023 Annual Report continue to apply and have not materially changed, and that the form and context in which the Competent Persons’ findings are presented have not been materially modified. Mineral Resources are reported exclusive of Ore Reserves. Mineral Resources and Ore Reserves are reported on a 100% basis. Iron Ore - Mineral Resources and Ore Reserves Iron Ore Company of Canada (IOC) Mineral Resources and Ore Reserves referenced on slide 95 are based on the Mineral Resources and Ore Reserves as reported in Rio Tinto’s 2023 Annual Report released to the ASX on 21 February 2024 and available at riotinto.com. The IOC Mineral Resources comprise 171Mt@ 40.8% Fe and 35.8% SiO2 of Measured Mineral Resources, 720Mt@ 38.5% Fe and 37.1% SiO2 of Indicated Mineral Resources, and 751Mt@ 38.2% Fe and 37.8% SiO2 of Inferred Mineral Resources. The IOC Ore Reserves comprise 149Mt@ 65.0% Fe and 2.8% SiO2 of Proved Ore Reserves and 275Mt@ 65.0% Fe and 2.8% SiO2 of Probable Ore Reserves. The Competent Persons responsible for the information in the 2023 Annual Report that relates to IOC Mineral Resources are M McDonald, B Power and R Way, whom are all Members of the Professional Engineers and Geoscientists Newfoundland and Labrador (PEGNL).The Competent Persons responsible for the information in the 2023 Annual Report that relates to IOC Ore Reserves are R Williams who is a member of the PEGNL and Stephane Roche who is a Member of the AusIMM. Simandou Ore Reserves grades referenced on slide 95 are based on the Ore Reserves as reported in Rio Tinto’s 2023 Annual Report released to the ASX on 21 February 2024 and available at riotinto.com. The Simandou Ore Reserves comprise 0.3Bt@ 66.4% Fe of Proved Ore Reserves and 1.2Bt@ 65.0% Fe of Probable Ore Reserves. The Competent Person responsible for the information in the 2023 Annual Report that relates to Simandou Ore Reserves is M Apfel, who is a Member of the AusIMM. Pilbara Ore Reserves grades referenced on slide 95 are based on the Iron Ore Australia Ore Reserves as reported in Rio Tinto’s 2023 Annual Report released to the ASX on 21 February 2024 and available at riotinto.com. The Pilbara Ore Reserves comprise 1.23Bt@ 60.5% Fe of Proved Ore Reserves and 1.45Bt@ 61.3% Fe of Probable Ore Reserves. The Competent Persons responsible for the information in the 2023 Annual Report that relates to Pilbara Ore Reserves are P Barnes, R Bleakley, B Satria Yuhda and L Vilela Couto, who are Members of the AusIMM. Mineral Resources and Ore Reserves have been reported in accordance with the JORC Code and the ASX Listing Rules. Rio Tinto confirms that it is not aware of any new information or data that materially affects the information included in the 2023 Annual Report, that all material assumptions and technical parameters underpinning the estimates in the 2023 Annual Report continue to apply and have not materially changed, and that the form and context in which the Competent Persons’ findings are presented have not been materially modified. Mineral Resources are reported exclusive of Ore Reserves. Mineral Resources and Ore Reserves are reported on a 100% basis. Simandou - Production Targets The estimated annualised capacity of approximately 60 million dry tonnes per annum iron ore for the Simandou life of mine schedule referenced in slide 95 was previously reported in a release to the ASX dated 6 December 2023 titled “Investor Seminar 2023”. Rio Tinto confirms that all material assumptions underpinning that production target continue to apply and have not materially changed.

©2024, Rio Tinto, All Rights Reserved 5 This week’s programme Montréal Hub Sorel-Tracy Saguenay – Lac-Saint-Jean The world’s largest Critical Minerals and Metallurgical Complex Headquarters of our industry-leading aluminium business North America’s low-carbon aluminium hub Processing capabilities unique in the Western world Provides key expertise to our global operations Investing in sustainable growth and decarbonisation

Topic Presenters Safety share Mike McCann, President and Chief Executive Officer, Iron Ore Company of Canada Our North American footprint Jérôme Pécresse, Chief Executive, Aluminium Market update Will Millsteed, Head of Market Analysis, Rio Tinto Aluminium update Jérôme Pécresse, Chief Executive, Aluminium Amy Abraham, Vice President, Sales, Aluminium Sébastien Ross, Managing Director, Atlantic Operations Aluminium Jonathon McCarthy, Chief Decarbonisation Officer, Rio Tinto Ulric Adom, Chief Financial Officer, Aluminium Q&A Lunch break Iron & Titanium Sophie Bergeron, Managing Director, Iron & Titanium and Diamonds Iron Ore Company of Canada Mike McCann, President and Chief Executive Officer, Iron Ore Company of Canada Break Technology update Nigel Steward, Chief Scientist, Rio Tinto Q&A ©2024, Rio Tinto, All Rights Reserved 6 Overview of presentations

©2024, Rio Tinto, All Rights Reserved 7 Presenters Sébastien Ross Managing Director, Atlantic Operations Aluminium Jérôme Pécresse Chief Executive, Aluminium Jonathon McCarthy Chief Decarbonisation Officer, Rio Tinto Amy Abraham Vice President, Sales Aluminium Ulric Adom Chief Financial Officer, Aluminium Sophie Bergeron Managing Director, Iron & Titanium and Diamonds Will Millsteed Head of Market Analysis, Rio Tinto Nigel Steward Chief Scientist, Rio Tinto Mike McCann President and Chief Executive Officer, Iron Ore Company of Canada

Land acknowledgement 8

©2024, Rio Tinto, All Rights Reserved 9 Safety share: Labrador West fire, July 2024 IOC ArcelorMittal 8 July Lightning strike 22 July Evacuation order lifted 12 July Evacuation order Champion Iron Ore

Our North American footprint Jérôme Pécresse Chief Executive, Aluminium Shipshaw, Canada 10

Largest metals and mining company in North America

We produce the aluminium, borates, copper, diamonds, iron ore, scandium and titanium dioxide North America needs

Nearly 18,000 employees

~25% of Rio Tinto's total production (CuEq basis)[1]

- Aluminium
- Copper
- Minerals
- Commercial and corporate

- Mines
- Smelters, refineries, power facilities and processing plants remote from mine
- Projects
- Operations centre, research and development, offices, sales and marketing



Diavik
Kitimat
Alouette (40%)²
Aluminium – Quebec Operations
Iron Ore Company of Canada (58.7%)
ELYSIS (48.2%)²
Montreal Hub
ABI (25%)²
Kennecott
Chicago Hub
U.S. Borax
Rio Tinto Iron & Titanium – Quebec Operations
Resolution Copper (55%)
Matalco (50%)²

RioTinto

[1] Based on 2023 production applying long-term consensus pricing. [2] Non-managed.

©2024, Rio Tinto, All Rights Reserved

11

Market update Will Millsteed Head of Market Analysis, Rio Tinto 12Alma, Canada

©2024, Rio Tinto, All Rights Reserved 13 Economic growth, industrialisation and urbanisation underpin long term commodity demand 0 10,000 20,000 30,000 40,000 50,000 60,000 40 45 50 55 60 65 70 75 80 85 90 950 10035 Urbanisation rate (%) Industrial output (market exchange rate, billion 2015$) US + Europe + JKT China India ASEAN Latin America MENA China India ASEAN MENA 2020 2040 500 Population (million) Tailwinds from commodity-intensive capital deployment to decarbonise and secure some supply chains Urban population growth sustained in next decade 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 4.5 5.0 5.5 6.0 Global urban population, billion 1980 2000 2020 2040f Others South & Central Africa ASEAN MENA India China Latin America Europe North America 1.6 2.9 4.4 6.0 70 34 18 25 48 Share of global IP growth, % 5 2000-2020 2020-2040 Others US + Europe + JKT China f Source: Rio Tinto, Oxford Economics JKT: Japan, South Korea, Taiwan; MENA: Middle East and North Africa

©2024, Rio Tinto, All Rights Reserved 14 Automotive sector growth driven by income effect and energy transition 0 50 100 150 200 250 300 350 400 450 500 550 600 650 700 0 10,000 20,000 30,000 40,000 50,000 60,000 70,000 China Croatia Czech Republic Denmark Eastern Europe Emerging Markets Europe France Germany Greece Hungary India Indonesia Iran Japan Kazakhstan Latvia Belgium Mexico Netherlands Norway Philippines Portugal Romania Russia Slovak Republic GDP per capita (PPP exchange rate, 2015$) Slovenia South Africa South Korea Spain Sweden Personal vehicles per 1,000 people in 2023 Thailand Turkey Ukraine United Kingdom United States Western Europe Malaysia Advanced Economies Argentina Australia Austria Brazil Canada Switzerland Vehicle ownership increases with wealth 76 76 72 79 78 80 63 23 7 10 14 16 20 50 98 0 10 20 30 40 50 60 70 80 90 0 10 20 30 40 50 60 70 80 90 100 110 120 130 3 2020 2021 2022 2023 2024f 2025f 2030f 2040f 79 83 82 93 94 99 113 121 Electric vehicles (EV) Internal combustion engine (ICE) Share of EV in auto sales (RHS) Global auto sales rising with EV taking up increasing market share Source: Rio Tinto, Oxford Economics 1 Including newly registered passenger vehicles and light duty commercial vehicles. Global auto sales1, million units

Global power grid and energy storage investment1, $ bn (real 2023) Source: IEA World Energy Investment, Bloomberg New Energy Finance (BNEF) - Economic Energy Transition Scenario (ETS) 1 Energy storage includes battery storage and pumped hydro. ©2024, Rio Tinto, All Rights Reserved 15 Global power renewables and grid investment gain momentum Renewables growth driven by incremental solar capacity Power grid and energy storage investment driven by US, China and Europe 0 100 200 300 400 500 600 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 Rest of World Latin America India Europe China US 312 331 364 415 474 496 495 518 548 559 0 100 200 300 400 500 600 700 800 900 1,000 Global power capacity additions, GW 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 Energy storage Solar PV Wind 1

©2024, Rio Tinto, All Rights Reserved 16 Aluminium demand growth driven by energy transition 2018 Global aluminium semis demand growth is driven by electrification of vehicles and grid1 Global regional demand2 2028 Mt 85232-5-1 EVsElectricalOther transportOtherPackagingICEConstruction 14 11% 14% 12% 17% 24% 22% 1% 91Mt 2023-2028 change by end-use sector, Mt Other transport EVs Electrical Packaging ICE Construction Other 10% 7% 17% 12% 11% 21% 22% 98Mt 10% 13% 19% 13% 5% 17% 22% 112Mt 2023 2028Shares of end-use sectors Source: Rio Tinto Market Analysis; Note: 1. Other end-use sector includes consumer durables, machinery & equipment. Electrical sector includes power grid, solar, onshore wind, offshore wind and other electrical. 2. Global South includes China, India, the Middle East, Africa, Central & South America and the Rest of Asia. Global North represents Europe, North America, Australasia and the developed parts of Asia. 12 25 75 North America Other Global North Global South 4 2 3 North America Other Global North Global South 2023-2028 CAGR %

©2024, Rio Tinto, All Rights Reserved 17 Global recycled aluminium to grow at higher rate than primary 6% 7% 6% 12% 39% 31% 2018 6% 6% 5% 12% 43% 28% 2023 6% 7% 7% 13% 40% 27% 2028 100% 100% 100% Global aluminium primary and recycled share of demand1, % China Pre-CS Ex-China Pre-CS China Post-CS Ex-China Post-CS China Primary Ex-China Primary Recycled demand to grow at higher rate on increased demand for recycled content of aluminium Post-consumer scrap (CS) share of demand to increase in China and Rest of the World driven by higher demand for recycled content Higher demand for recycled content requires increased collection and sorting rates of post-consumer scrap Primary demand requirement increasingly low-carbon driven by electrification of vehicles and grid New investments in aluminium smelting capacity are still needed Source: Rio Tinto Market Analysis; 1. CS refers to consumer scrap. Pre-consumer (Pre-CS) represents manufacturing scrap. It excludes internal scrap generated at the casthouse and semis processing stage.

©2024, Rio Tinto, All Rights Reserved 18 China’s aluminium capacity cap has been in place for 7 years 2 6 8 2017 2023 2028 Yunnan 43 44 45 2017 2023 2028 12 7 5 2017 2023 2028 Shandong Inner Mongolia 5 6 7 2017 2023 2028 Capacity, Mtpa 24 25 25 2017 2023 2028 In 2017, aluminium capacity cap of 45Mt was implemented under China supply-side policy Capacity additions of ~5Mt, after ~4Mt of illegal capacity removal, mainly in Yunnan and Inner Mongolia New projects are in different locations typically through replacement licences of existing capacity only, ~7Mt capacity upgraded and/or relocated Yunnan growth from hydro and other renewable resources China primary demand to remain above cap requiring primary aluminium imports and higher recycled aluminium Considered unlikely that cap will be lifted Source: Rio Tinto Market Analysis China (total) Other provinces

The attractiveness of aluminium is increasing with a mature China, with new capacity mainly driven by non-renewables



Ex. China 2023-2028 production change[1,2], Mt
Total:
+1.2Mt Renewables
+2.2Mt Non-Renewables
0.2
0.1
0.1
North America
0.3
0.3
0.0
Central and South America
0.2
0.0
0.2
Middle East
0.5
0.2
0.3
Europe ex. Russia
0.3
0.3
0.0
Russia
0.4
0.0
0.4
India
1.3
0.1
1.2
Indonesia
0.2
0.0
0.2
Australasia
Total:
+1.2Mt Global North
+2.2Mt Global South

Ex. China's aluminium **supply growth will be limited** even with China's cap in place

New capacity **mainly powered by non-renewable energy**

Anticipated **growth in most regions[3] from capacity restarts**

Source: Rio Tinto Market Analysis, CRU, Company Reports [1] Includes restarts of idled capacity, greenfield and brownfield smelting projects based on renewable and non-renewable energy sources. [2] Global South includes China, India, the Middle East, Africa, Central & South America and the Rest of Asia. Global North represents Europe, North America, Australasia and the developed parts of Asia. [3] Europe ex. Russia, Central and South America and North America.

RioTinto

©2024, Rio Tinto, All Rights Reserved

19

Source: Rio Tinto Economics and CRU. 20 Steeper aluminium industry cost curve expected by 2040 due to carbon costs 100%90%80%70%50%40%30%20%10%0% 60% 2023 2040f Higher carbon penalties to lift the industry operating cost curve by 2040 Scope 1 emissions are difficult to abate and account for approximately 1.9 t.CO2/t Al In most regions, the shift to renewable power results in declining generation costs, which offsets rising network costs from the energy transition by 2040 China average power costs increase slightly due to the long distances between the best renewable resources and coastal demand centres Global aluminium operating costs (real $2023 per tonne)

©2024, Rio Tinto, All Rights Reserved 21 Demand for TiO2 feedstock continues to grow in line with GDP 2018 2019 2020 2021 2022 2023 2024f 2025f 2026f 2027f 2028f 7.8 7.7 7.7 8.5 8.4 8.1 8.9 9.2 9.1 8.9 9.5+1%1 +3%1 Chloride Sulfate Global TiO2 feedstock demand by process route, Mt 2018 2019 2020 2021 2022 2023 2024f 2025f 2026f 2027f 2028f 7.6 7.7 7.7 8.2 8.6 8.5 8.9 9.3 9.2 9.3 9.3+2%1 +2%1 Other CIS2 Mozambique Norway India Canada Australia South Africa China Global TiO2 feedstock supply by region, Mt Source: TZMI 1 Compound annual growth rate (CAGR). 2 CIS = Commonwealth of Independent States.

©2024, Rio Tinto, All Rights Reserved 22 Global feedstock demand has shifted towards China which has taken the majority of market share 3.4 4.8 4.4 1.1 1.4 3.3 2018 Rest of World China 2023 Rest of World China 7.8 8.1 Global TiO2 feedstock demand by region (China v Rest of World), Mt China has continued to develop its pigment capacity and is now a larger consumer of TiO2 feedstock than the rest of the world combined China’s rapid growth has been underpinned by a large ilmenite reserve; it is also the world’s largest importer of TiO2 feedstock Major producing regions outside of China are North America and Europe Recently we have seen pigment plant closures in Europe and Asia As the world’s largest merchant producer, Rio Tinto exports to all major regions Source: TZMI

©2024, Rio Tinto, All Rights Reserved 23 High-grade iron ore to attract premiums with decarbonisation the catalyst High-grade fines seaborne supply outlook │Significant growth expected in the high-grade segment. Iron makers looking to abate carbon will seek out this supply. 0 50 100 150 200 250 300 350 400 450 500 550 600 Seaborne supply of fines >64% Fe, Mt 2020 2021 2022 2023 2024f 2025f 2026f 2027f 2028f 2029f 2030f BF concentrate DR concentrate BF pellet feed DR pellet feed Sinter fines Pellet Supply outlook │Growth backed by lower CO2 emission efforts BF Market » Decarbonisation in the steel industry is incentivising pellet producers to increase production. Replacing sinter with pellets in the burden mix in regions like Europe and JKT will be a first response in decarbonisation efforts. DR Market » An additional 110Mtpa of DRI/HBI capacity expected to be added by 2030 to feed ~50 DRI/HBI projects or expansions announced to decarbonise the industry. 0 20 40 60 80 100 120 Seaborne blast furnace pellets, Mt 2023 2024f 2025f 2026f 2027f 2028f 2029f 2030f 0 20 40 60 80 100 120 Seaborne direct reduction pellets, Mt 2023 2024f 2025f 2026f 2027f 2028f 2029f 2030f Source: Rio Tinto Market Analysis and CRU

©2024, Rio Tinto, All Rights Reserved 24 North America pellet market – domestic production focused on blast furnace pellets BF pellet market │Pellet capacity in North America enough to supply domestic market. Production switch from BF to DR pellets in line with global trend. 0 5 10 15 20 25 30 35 40 45 50 55 60 65 BF pellet production - North America, Mt 2020 2021 2022 2023 2024 2025 2026 2027 2028 USA Canada Mexico DR pellet market │With fewer DR pellet producers in North America, ~45% of the demand is seaborne supplied. Canada being the main producer in the region. 0 5 10 15 20 25 30 35 40 45 50 55 60 65 DR pellet production - North America, Mt 2020 2021 2022 2023 2024 2025 2026 2027 2028 Canada USA Source: Rio Tinto Market Analysis and CRU 1 IOC does not supply BF pellets within North America.

©2024, Rio Tinto, All Rights Reserved 25 Commodity demand growth shaped by three key factors to 2040 More people with more wealth = more homes, shops, cities, schools, hospitals, cars and energy Considerable tailwinds from decarbonisation and securing supply chains More balanced industrial growth – all regions growing solidly, particularly here in North America

Aluminium Jérôme Pécresse Chief Executive, Aluminium 26Grand-Baie, Canada

©2024, Rio Tinto, All Rights Reserved 27 Aluminium is a key differentiator for Rio Tinto We have a global footprint of world-class primarily low-carbon, aluminium assets We have stabilised our assets and have a clear pathway to deliver greater returns • Repowering of Pacific Operations • Operational excellence • Access into most attractive market with a strong commercial position in North America • Robust technology foundation We have strong relationships with governments and communities where we operate

Global reach, local presence

15,000 employees
Women in our workforce 19%

4 bauxite mines

4 alumina refineries[1]

7 hydropower plants
supplying clean, renewable electricity to our Canadian operations

14 smelters[2]

8 recycling facilities[3]

Canada, Iceland, New Zealand and Tasmania operations are powered by hydropower

3 R&D centres

Integrated supply chain providing
security of supply



Quebec Operations:
Alma
Arvida-AP60
Grande-Baie
Laterrière
Vaudreuil
Arvida
Kitimat
Matalco
(7 sites)
Alouette
ABI
ISAL
Voreppe
Saint-Jean-de-Maurienne
Sohar
CBG
MRN
Alumar
Gove
Weipa
Yarwun
QAL
Boyne
Tomago
Bell Bay
NZAS
Bauxite mines
Alumina refineries
Aluminium smelters
Recycling facilities
R&D centres
> 50% equity share
<= 50% equity share

RioTinto

[1] Including one refinery with a minority equity share.
[2] Including three smelters with minority equity shares.
[3] Including Laterriere recycling furnace.

©2024, Rio Tinto, All Rights Reserved
28

Continuously improving AIFR underpinned by our Safety Maturity Model as a blueprint for performance uplift

Leadership engagement

We focus on leadership time in the field, strong employee & contractor engagement, Human Performance, and Critical Risk Management to ensure employee & contractor safety and prevent fatalities

Operational stability

We are leveraging the Safe Production System (SPS) to drive a rigorous focus on operational rituals, providing process stability and reducing worker exposures and risks

Technical expertise

We have the capability and expertise to manage a significant risk profile from dam safety to process safety

Development and innovation

We leverage our deep understanding of our processes, combined with strong R&D to reduce our environmental impact and create value from our waste streams

Rio Tinto Aluminium AIFR[1]



10
9
8
7
6
5
4
3
2
1
0
Employee
Contractor
Combined
Aug-01
Apr-03
Dec-04
Aug-06
Apr-08
Dec-09
Aug-11
Apr-13
Dec-14
Aug-16
Apr-18
Dec-19
Aug-21
Apr-23
Dec-24

Number of PFIs steadily decreasing over time with those categorised as near-misses increasing in proportion (+5 percentage points since 2022)

One PFI with injury YTD (versus four in 2023)

RioTinto

[1] RTA managed operations.

©2024, Rio Tinto, All Rights Reserved

29

©2024, Rio Tinto, All Rights Reserved 30 Our impeccable ESG vision is anchored around 4 dimensions Zero Harm Operate in a way that does not harm people and minimises the impact on the environment. Reduce the carbon footprint of our operations and value chain. Empowered People Empower and develop people through a culture of diversity and inclusion. Create a psychologically safe, diverse, and inclusive environment, where people feel empowered to speak up and bring their true selves to work each day. Preferred Partner Be a reliable and attractive partner to governments, Indigenous Peoples, communities, suppliers and other key stakeholders. Form a wide range of partnerships with Indigenous Peoples and Traditional Owners. Responsible Aluminium Be recognised as the leading Responsible Aluminium business, resulting in our aluminium being the material of choice for our customers and end-users thanks to its low-carbon, circularity, and low-environmental impact.

Our smelters are competitively positioned on the cost curve with repowering providing an opportunity to further improve

2024 aluminium cost curve[1]


1st quartile
2nd quartile
3rd quartile
4th quartile
Low-carbon repowering
RTA Pacific average
RTA Atlantic average
RTA
RoW
China

Atlantic - sustaining our advantage in renewable energy

We own our hydro power assets in Canada, sustained by long standing water rights

Quebec Operations

- 6 powerhouses and 3 reservoirs, with a total installed capacity of 3GW
- Serves >90% of our regional energy needs

Kitimat: Kemano installed capacity of 1GW which is above smelter load

ISAL: Energy supplied entirely by hydro power

Pacific - repowering and moving down the cost curve

- Secured 2.2GW of renewable energy for Boyne Island smelter through PPAs, with the remaining requirements and associated firming in progress
- Concluded a new 20-year renewable electricity supply agreement for Tiwai Point smelter in New Zealand

Source: CRU; Note(s): 1. Weighted average RTA costs are based on internal data.

RioTinto
©2024, Rio Tinto, All Rights Reserved
31

Back on track, operating at capacity Bauxite production, Mt 2019 2020 2021 2022 2023 2024F 55.1 56.1 54.3 54.6 54.6 Guidance range1 56Mt 53Mt Aluminium production, Mt 2019 2020 2021 2022 2023 2024F 3.2 3.2 3.2 3.0 3.3 Guidance range 3.4Mt 3.2Mt ©2024, Rio Tinto, All Rights Reserved 321 Around the top end

©2024, Rio Tinto, All Rights Reserved Strong track record in a volatile aluminium market 25% $1.3 bn EBITDA margin2 $3.0 bn Capital expenditureEBITDA $2.6 bn Cash from operations $1.3 bn Free cash flow 7.1% ROCE 1 Average prices for 2019 to 2023 period: LME aluminium index $2,186/t, alumina index $328/t, bauxite realised price $37/t. 2 Based on average revenue and EBITDA for 2019-2023. Average primary metal metrics for Alba, Alcoa, Century, Hydro and Rusal. 3 For the purpose of this comparison Industry includes Alba, Alcoa, Century, Hydro, Rusal and RTA. Contribution of peers was 49% in 2019, which decreased to 29% in 2023. FCF contribution to industry3, 2019-2023 Peers2 2019 2023 +43% -16% RTA Peers Peers 14% 33 All figures show 2019 – 2023 average1

34©2024, Rio Tinto, All Rights Reserved Aluminium demand driven by electrification and requirement for low-carbon supply Source: Rio Tinto Market Analysis. Notes: 1 Total primary and recycled aluminium metal requirement excluding melt loss. 2 CAGR . 3 Aluminium semis demand. Electrical includes power grid, solar, onshore wind, offshore wind and other electrical. Transport excludes autos Energy transition drives global aluminium demand3, change from 2023 to 2028, Mt • Strong outlook for aluminium demand driven by global energy transition • World aluminium demand will outpace increase in primary production resulting in deficits. Competition for scrap units will intensify • China is close to reaching its capacity cap, resulting in higher primary imports. Few low-carbon aluminium smelting projects outside China • Low level of aluminium inventories and market deficit is expected to result in higher prices and premiums Global aluminium demand1, Mt 65 27 2018 71 28 2023 77 35 2028 92 98 112+1%2 +3%2 Primary Recycled 2018 2023 2028 64 71 76+2%2 +1%2 Primary Global aluminium primary production, Mt 2 Packaging 1 Durables 2 Machinery 1 Other 20282023 2 Construction 3 Autos 2 Transport 5 Electrical 98 112

Well positioned for sustainable growth Best operator Continuous improvement and focus on cost excellence Energy and decarbonisation Broadening and strengthening our energy advantage through decarbonisation Bauxite and alumina integrated value chain Security of supply and optionality for our Chinese customers Partner of choice Partnering with communities and governments where we operate Technology Robust technology, R&D and innovation foundation Product offering Low CO2 primary aluminium, recycled aluminium, value-added products and traceability ©2024, Rio Tinto, All Rights Reserved 35

Product offering Amy Abraham Vice President, Sales, Aluminium 36Matalco

2023 ©2024, Rio Tinto, All Rights Reserved 37 North America is the most attractive region, with expected aluminium demand growth at 4% CAGR and structurally short supply Europe excluding Russia Pacific4 2025 2028 10 11 12 4% Primary consumption Recycled consumption 2023 2025 2028 9 10 10 3% 5% 3% 5% 3% North America2 2023 2025 2028 13 14 14 2% 2% 3% -2.5 -2.0 -1.5 -1.0 -0.5 0.0 2023 2025 2028 -1.3 -1.8 -2.0 North America2 1 All volumes in million tonnes. 2 North America comprises US and Canada. 3 Primary regional market balance before trade. 4 Japan, Korea, Southeast Asia and Australasia. Source: Rio Tinto Market Analysis -5 -4 -3 -2 -1 0 2023 2025 2028 -4.1 -4.0 -4.1 -2.5 -2.0 -1.5 -1.0 -0.5 0.0 2023 2025 2028 -2.3 -2.2 -1.5 Europe excluding Russia Pacific4 Positive demand (primary and recycled) profile1 Sustained primary market deficits before trade1,3 CAGR Balance before primary trade

©2024, Rio Tinto, All Rights Reserved 38 We are well positioned for growth in North America with a diversified set of products Billet2 Foundry Rod3Slab RemeltPrimary Recycled 2023 2025 2028 0.7 0.8 0.9 5% 2023 2025 2028 4.8 5.2 6.3 6% 2023 2025 2028 1.2 1.3 1.5 4% 2023 2025 2028 1.6 1.8 2.0 5% 2023 2025 2028 0.4 0.5 0.5 3% 2023 2025 2028 1.8 1.9 2.0 2% 2023 2025 2028 0.7 0.8 0.9 7% 2023 2025 2028 2.5 2.6 2.7 2% North American1 demand by product and CAGR, Mt and % 1 North America comprises US and Canada. 2 Extrusions billet only. 3 Includes rod produced from primary molten metal and recycled content. Source: Rio Tinto Market Analysis Slab Billet2 Foundry

We acquired a 50% stake in Matalco, one of North America's largest recycled producers

End customers are increasing their use of recycled aluminium

Creates a leadership position, increasing our North American[1] portfolio by 45% and almost doubling our value-added products offering

Complements our offering – low-carbon primary aluminium, ELYSIS™ and now recycling including close-loop solutions

Positions us for future growth in North America

Combined RTA / Matalco scrap supply chain


RTA / Matalco
Scrap processing (Giampaolo Group²)
Internal scrap
Clean industrial scrap
Customers
Non-clean scrap
Clean industrial scrap
Downstream users (OEMs)
Non-clean scrap
Consumers
Scrap from collecting centres
Closed-loop supply chain

RioTinto

[1] North America comprises US and Canada. [2] Giampaolo Group, our 50% partner in Matalco, processing scrap through their Triple M business.

©2024, Rio Tinto, All Rights Reserved

39

Matalco JV further strengthens Rio Tinto's value proposition

Enhanced with Matalco (shaded)

Commercial levers	Value drivers		
Technical value-in-use	Tailored alloys	Specialty products (enhanced)	Technical development
ESG offerings	Impeccable ESG credentials	Low CO_2 and recycled material (enhanced)	Traceability & provenance
Supply chain security	Multi-plant sourcing (enhanced)	On-time delivery (enhanced)	US footprint & global reach (enhanced)
Trading	Geographic arbitrage	Hedging capabilities	Financing solutions
Other services	Tolling service (enhanced)	Technical support	Scrap takeback (enhanced)

RioTinto
©2024, Rio Tinto, All Rights Reserved
40

70 percent less CO2: BMW Group plans to source aluminum from sustainable production in Canada from 2024. BMW, February 2023 Apple will buy its 1st industrial-size batch of carbon-free aluminum to use in its low-cost iPhone SE, as it steps up efforts to reduce carbon footprint from the metal it uses heavily in product casings. Reuters, March 2022 Source: Bloomberg; https://zerotracker.net/, company annual reports ©2024, Rio Tinto, All Rights Reserved 41 Rio Tinto is a market shaper, working closely with OEMs on product development and supporting their ESG goals Mercedes Apple Pepsi Schneider General Motors 2035 Toyota Volvo Dell Constellium Intel Owens Corning BMW 80% 75% 75% 75% 72% 68% 60% 50% 35% 30% 30% 25% Carbon reduction commitments by 2030 % of Scope 1&2 Hydro and Volvo Group announced at the COP28 a strategic partnership to enable the global transport manufacturer to reach its 2040 target of delivering net zero vehicles. Aluminum today, December 2023 Major global players are launching significant initiatives to reduce emissions … July 2022 September 2022 October 2023 November 2023 May 2021 July 2024 July 2020 February 2023 End user relationships with signed MOUs

©2024, Rio Tinto, All Rights Reserved 42 In conclusion, we are well positioned for profitable growth in the attractive North American market Largest and most diversified supplier – primary and recycled products Unique value proposition – technical, supply chain security, scrap take-back – targeting growing market sectors and customers with willingness to pay to drive higher product premiums Impeccable ESG credentials – lowest carbon content (4 t of CO2 per t Al or lower) with options for further reductions (ELYSISTM), backed by STARTTM assurance

Bauxite and alumina integrated value chain Amy Abraham Vice President, Sales, Aluminium 43Weipa, Australia

©2024, Rio Tinto, All Rights Reserved 44 We are net long in alumina globally, long in the Pacific, short in the Atlantic 5.7 2.7 0.5 2.7 0.2 Supply Demand 5.9 5.9 Third-party JV Partners RTA smelters RTA refineries2 2.0 3.5 1.5 Supply Demand 3.5 Our alumina balance, 2023, Mt 1 Data for smelters and JV partners shows BSL and NZAS at current equity ownership. Pacific smelters include Kitimat as supplied from Australia. 2 Refineries include 100% of Yarwun and Vaudreuil, 80% of QAL and 10% of Alumar. Pacific1 Atlantic

We have sufficient bauxite to supply our internal needs

Our global bauxite position[1]



RTA bauxite mine
Refinery
Third party refinery
Vaudreuil
1.6mtpa[2]
MRN
Alumar
3.8mtpa[2]
Sangaredi
China
Gove
Weipa
QAL
4.0Mtpa[2]
Yarwun
3.3Mtpa[2]

	2023 Production (Mtpa)	Ore Reserves (Mt)	Mineral Resources (Mt)
Sangaredi[3]	14.3	350	7,021
Rio Tinto share	6.4		

	2023 Production (Mtpa)	Ore Reserves (Mt)	Ore Resources (Mt)
MRN[4]	11.5	46	571
Rio Tinto share	1.5		

	2023 Production (Mtpa)	Ore Reserves (Mt)	Total Mineral Resources (Mt)
Gove	11.6	58	9
Weipa[5]	35.1	1,022	2,282
Total	46.7		
Internal demand[6]	15		
3rd party sales[6]	32		

Amrun can supply both Yarwun and QAL with the bauxite they need

Sangaredi and MRN provide Vaudreuil with the bauxite it needs

We have ample bauxite resources in Australia and Guinea

[1] See supporting references for categorisation and reporting of Rio Tinto's Mineral Resources and Ore Reserves on slide 3. [2] Alumina production capacity on a 100% basis. [3] Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production. [4] On 30 November 2023, Rio Tinto's ownership interest in Porto Trombetas (MRN) increased from 12% to 22%. Production is reported including this change from 1 December 2023. [5] Weipa includes Amrun, East Weipa and Andoom, and North of Weipa. [6] Australia volumes only

RioTinto
©2024, Rio Tinto, All Rights Reserved
45

©2024, Rio Tinto, All Rights Reserved 46 We are the largest seller of bauxite to China, outside Guinea im po rt vo lu m es (M t) 14 19 18 19 32 32 30 31 31 33 44 53 55 70 99 113 43 41 42 46 48 55 0 5 10 15 20 25 30 35 40 45 50 55 60 65 70 75 80 85 90 95 0 20 40 60 80 100 120 140 160 180 200 220 240 260 280 300 320 4 2019 5 2020 4 2021 3 2022 3 2 2023 3 20241 Guinea Australia – others Australia – Rio Tinto Indonesia Other RT average CIF realised price 1 2024 volumes show H1 2024 annualised, while prices reflect H1 2024. Source: China import data, RT analysis China’s bauxite imports Volumes (Mt) Prices ($/t) Growing bauxite demand from China as domestic reserves decline China’s bauxite imports depend on supply from Guinea and Australia Our Amrun mine is permitted to 50 mtpa providing us with options to expand and capture demand growth from China

©2024, Rio Tinto, All Rights Reserved 47 In conclusion, we operate a reliable integrated supply chain We have a globally balanced alumina portfolio We continue to work towards more global optionality for our internal supply chain We have sufficient bauxite reserves to supply the growing high margin Chinese import market

Best operator Sébastien Ross Managing Director, Atlantic Operations Aluminium 48Grande-Baie, Canada

©2024, Rio Tinto, All Rights Reserved 49 Decades of business improvement knowledge and discipline fuel SPS deployment and best operator ambition Significant injection of SPS training • ~700 green and black belts across Atlantic operations • Lean and SPS training days increased from 200 in 2022/2023 to more than 1000 in 2024 2021 2022 2023 2024 2025 2026 2027 2028 Alma Arvida-AP60 Grande-Baie Laterrière Vaudreuil BC Works ISAL Amrun Gove Weipa Yarwun QAL Boyne Bell Bay NZAS Our SPS deployment roadmap Planned SPS phases SPS SustainingImplementationFoundation

©2024, Rio Tinto, All Rights Reserved 50 Our Safe Production System is delivering results SPS deployment bringing operational stability 0% 10% 20% 30% 2023 2024f Laterrière electrolysis sector: stability improvement compared to daily work plan (% vs 2022) Summer months¹ Full year Kaizen2 at Laterrière led to ~80% reduction in rectifiers repair time3 Kaizen – Alma alumina silos • Cost reduced from $27m to $2.5m • Intervention time reduced from 3-4 months to 5 days 1 Months of June to August where temperatures are higher in the pot rooms combined with higher numbers of students and temporary employees due to peak vacation season. 2 Kaizen is a structured way to bring a cross-functional team together to rapidly improve efficiency. 3 A rectifier is an electrical device that converts alternating current (AC) to direct current (DC). 14 6.5 2.5 0 5 10 15 Historical repair time R1 R2 R3 R4 R5 R6 R7 R8 Replacement time for rectifier (days) Internal view of alumina silo Alumina fluidisation canvas

©2024, Rio Tinto, All Rights Reserved 51 SPS is delivering improved operational stability at Amrun processing plant Successful materials handling Kaizen has improved feed stability • Materials handling procedure was developed to address feed instabilities • Automation enhancements were implemented at crude ore circuit • Shear beam added to the apron feeder to improve feed stability Before After 3 6 9 Q 1 21 Q 2 21 Q 3 21 Q 4 21 Q 1 22 Q 2 22 Q 3 22 Q 4 22 Q 1 23 Q 2 23 Q 3 23 Q 4 23 Q 1 24 Q 2 24 +13% Now operating above nameplate Production, Mt per quarter (dry) Feed instability Shear beam installed Feed stability re-established Record Q2 at Amrun SPS case study: Amrun mine3 Asset Management Uplift Program 9% Increasing plant feed rate4 229hr p.a Reducing scheduled losses 1Over a 90-day period | 2H1 2024 versus H2 2023 excluding major shutdowns | 3Our Weipa operations includes three bauxite mines: East Weipa, Andoom and Amrun | 4Feed rate increase seen in April to June 2024 | 5Tom Price low grade plant

©2024, Rio Tinto, All Rights Reserved 52 We are accelerating SPS and improving through targeted digital and artificial intelligence initiatives Grande-Baie example Beating historical performance, elevating Asset Utilisation Rate % Steady increase in digital initiatives and EBITDA benefit ($m) 68.0% 68.5% 68.7% 71.4% 2020 2021 2022 2023 Targeted improvement levers 14 25 61 100 145 2 4 15 27 38 2020 2021 2022 2023 2024 # of initiatives EBITDA benefit Operational stability Remove bottlenecks Reduce cost Support SPS deployment

©2024, Rio Tinto, All Rights Reserved 53 In conclusion, our best operator vision will continue to deliver tangible results This is now firmly rooted in SPS We have a long history of continuous improvement We are accelerating deployment at all of our sites We are empowering our frontline workers to find practical solutions Our digital and AI capabilities will support our SPS roadmap and accelerate improvements Continuous benchmarking of our smelters across key operational parameters

Applying our technology Sébastien Ross Managing Director, Atlantic Operations Aluminium 54Grande-Baie, Canada

©2024, Rio Tinto, All Rights Reserved 55 We continue to leverage technology to creep production Potshell cooling Innovative collector bar designs Longer anodes Wider shells Advanced process control Alumina feeding Anode design Productivity gains from technology improvements across our system equivalent to the addition of a 400ktpa smelter 2008 2010 2012 2014 2016 2018 2020 2022 2024 Av er ag e sh el l p ro du ct iv ity a cr os s ou r s m el te rs (t A l/t .m 2 of s he ll)

We are expanding our AP60 technology, delivering some of the most efficient and lowest carbon aluminium

$1.1bn investment AP60 state of the art smelter technology	**$113m** Quebec Government financial support
96 new pots (Total 134 AP60 pots)	**160kt[1] new capacity** (220kt total AP60 capacity)
1.6t CO_2e/t Al ~50% less carbon emissions than Arvida (industry average >12t CO_2e/t Al)	**First hot metal 2026** **30% complete** Ramp-up matched with Arvida closure

With the gradual reduction of aluminium production at Arvida, emissions of fine particulates will gradually be reduced **by 90%**



1001
01

[1] Arvida closure will result in decommissioning of 169ktpa of production capacity.

RioTinto
©2024, Rio Tinto, All Rights Reserved
56

©2024, Rio Tinto, All Rights Reserved 57 We are repurposing our Arvida site towards zero carbon technologies Aluminium recycling centre 2025 commissioning ELYSISTM demonstration plant 2027 first metal • Preparing the site to commence work in September • Furnace under construction • Environmental permit application for operation upcoming • Establishing supply chain with our Triple M post-consumer scrap supplier • Installation of 10 ELYSISTM technology pots at the Arvida plant at 100kA, production of 2.5ktpa • $285m investment jointly announced with Government of Quebec on 28 June 2024 • Next steps: demolition of existing buildings and beginning of construction Rectifier Gas treatment centre Potrooms Jonquiere Complex, Arvida smelter with ELYSISTM demonstration model plant Operational equipment

©2024, Rio Tinto, All Rights Reserved 58 In conclusion… We have continuously leveraged our technology leadership to improve productivity across our assets Our technology is one of our core strengths and equips approximately 30% of smelter capacity outside China The repurposing of our Arvida site is a great example of how we can deploy new technologies towards our net zero goal We are progressing options to provide our technology within new low-carbon aluminium partnerships

Partner of choice Sébastien Ross Managing Director, Atlantic Operations Aluminium 59Kitimat, Canada

Cultural heritage field survey in Amrun with Traditional Owners from Wik Way Kuessilueu (the wind is turning) agreement with Mashteuiatsh community Stellat’en Salmon Fest ©2024, Rio Tinto, All Rights Reserved 60 We are a partner of choice in the community We have long-standing relationships with indigenous communities, local communities and other stakeholders • Entered into formal agreements with four indigenous groups in Quebec and British Columbia, and continue to invest in indigenous-led community projects • Agreements with 15 indigenous groups across our Weipa and Gove mine sites in place for decades • Memorandum of Understanding and strong partnership with Ngai Tahu in New Zealand • Memorandum of Understanding recently signed with Gladstone Traditional Owners We are accountable for our performance • We measure, monitor, review and report publicly on our human rights and social performance, ensuring we are transparent in our commitments • We are exploring possible routes for partnerships, for example in renewable energy projects

AP60 announcement with Canada and Quebec governments Memorandum of Understanding with Canada Government to increase production and strengthen supply chains for low-carbon primary metals ©2024, Rio Tinto, All Rights Reserved 61 We are also a partner of choice with governments in Canada Strong, transparent and collaborative relations with Canada’s federal and provincial governments Aluminium is on the lists of critical minerals of the Governments of British Columbia, Quebec and Canada Governments of Canada and Quebec remain valued investors and partners in major technology and decarbonisation projects We are aligned with governments on the need for strong, mutually respectful relationships with Canada’s Indigenous peoples In 2023, Rio Tinto paid $600 million in taxes & royalties and collected $500 million in taxes on behalf of employees in Canada

Energy and decarbonisation Jonathon McCarthy Chief Decarbonisation Officer, Rio Tinto 62Alma, Canada

Bauxite ©2024, Rio Tinto, All Rights Reserved 63 Our aluminium business is at the core of a net zero Rio Tinto Advancing renewable power and low-carbon mining fleets Progressing industry breakthroughs towards zero-carbon alumina Rest of Rio Tinto Other1 Anodes Pacific electricity supply Alumina Equity basis Rio Tinto Scope 1&2 emissions in 2023 Taking action to transform the full value chain toward net zero Aluminium represents 74% of group emissions Bauxite Transitioning to net zero through a fully renewable global portfolio and innovative smelting processes Aluminium Alumina 1 Other includes electricity emissions from Sohar and ISAL.

We are taking action to 2030 and for 2050

Today → Execution for 2030 → Piloting for net zero 2050

Bauxite

Today



5.6MW solar at Weipa

Execution for 2030



22.9MW renewable energy projects across Gove and Amrun

Piloting for net zero 2050



Leveraging global battery electric haul truck pilots

Alumina

Today



World's lowest carbon refinery, Vaudreuil

Execution for 2030



QAL double digestion project

Piloting for net zero 2050



World first hydrogen calcination pilot at Yarwun

Aluminium

Today



Queensland 2.2GW wind & solar PPAs

NZAS 20-year low-carbon energy deal

Execution for 2030



Firmed, competitive Australian repowering

Piloting for net zero 2050


ELYSIS
ELYSIS

Leveraging word-class hydro resources with new renewables

$285m commitment to ELYSIS pilot

RioTinto
©2024, Rio Tinto, All Rights Reserved
64

©2024, Rio Tinto, All Rights Reserved 65 Repowering is an opportunity to strengthen our competitiveness Reducing our carbon intensity across the global fleet 2024 aluminium cost curve ($/t) Rio Tinto - renewable powered1 Rio Tinto - BSL and Tomago 1st quartile 2nd quartile 3rd quartile 4th quartile Low-carbon repowering 2024 aluminium carbon intensity curve (t CO2e/t) Source: CRU 2024, Rio Tinto market internal analysis 1 Quebec Operations including (ABI and Alouette), Kitimat, New Zealand and Bell Bay Rio Tinto - renewable powered1 Rio Tinto - BSL and Tomago Low-carbon repowering Improving our position on the cost curve 1st quartile 2nd quartile 3rd quartile 4th quartile

Repowering includes 185MW of demand response to ensure secure electricity supply to New Zealand homes and businesses Agreements support grid evolution to net zero with new wind developments Adding Australia’s largest renewable projects to ensure regional generation Partnership with Queensland Government to deliver a blueprint for future proofing industrial jobs Government partnering on ELYSISTM for net zero industry New electricity generation under development to benefit regional growth in partnership with Indigenous Peoples New Zealand Supporting its energy transition Gladstone, QLD, Australia Demonstrating industrial decarbonisation at scale ©2024, Rio Tinto, All Rights Reserved 66 Pursuing decarbonisation plans that benefit our communities and regions Quebec, Canada Strengthening a world-class low-carbon ecosystem

©2024, Rio Tinto, All Rights Reserved 67 In conclusion… We are taking real actions across our aluminium value chain Decarbonisation of our aluminium business is core to Rio Tinto and we have clear plans to pursue net zero The transition can make our business stronger and more competitive We are pursuing decarbonisation plans that benefit our regions and communities where we operate

Financials Ulric Adom Chief Financial Officer, Aluminium 68Alma, Canada

Aluminium ©2024, Rio Tinto, All Rights Reserved 69 Strong cash generation and healthy margins through the cycle 21% 2019 12% 2020 21% 2021 9% 2022 5% 2023 12% 20241 0 5 10 15 20 25 30 35 40 45 2019 16% 2020 34% 2021 2022 2023 21% 20241 0 1 2 3 42% 2019 41% 2020 28% 2021 26% 2022 28% 2023 36% 20241 Operating cash flow generated ($bn) AluminaBauxite EBITDA Margin (%) Operating cash flow generated EBITDA Margin 1 H1 2024. 10% 28% 18%

©2024, Rio Tinto, All Rights Reserved 70 How we and the aluminium industry respond to the commodity cycle is critical to future performance Cycle observations LME aluminium price versus smelter operating margins ($/t) Operating margin of a third quartile smelter LME Price 2010 2015 2020 2024 2015 • Global demand growth • Aluminium deficit due to supply cuts outside China 2020-21 • COVID-19 recovery • Prolonged supply disruption • Sanction sentiment driving supply uncertainty • Rising power prices 2015 - 16 • US economic slowdown 2018 - 20 • US stock market crash followed by COVID 2010-11 • Global demand growth 2 to 4 years apart 20% to 60% long-run-average to peak prices Supply stickiness

©2024, Rio Tinto, All Rights Reserved 71 Our aim is to deliver industry-leading, sustainable and predictable returns across the cycle Best operator Cost leadership Product offering Portfolio of products Disciplined working capital management Structural improvement Capex stewardship Disciple and prudent capital allocation Focused growth investments Supporting our commercial offering and stable returns ROCE Uplift Operational stability Capital allocationCompetitiveness Discipline, rigour and efficiency Sustainable growth

©2024, Rio Tinto, All Rights Reserved 72 We are nurturing a best operator mindset towards a structural 5 percentage point uplift to EBITDA margin 22% 50% 2019 23% 52% 2020 35% 58% 2021 26% 49% 2022 19% 49% 2023 26% 56% 20244 2030f5 +5 pp Gross margin1 | fixed costs2 (% | $m) Variable costs3 Fixed costs EBITDA margin Gross margin Production stabilised, close to full capacity, improving margins Focused on enhancing EBITDA by: 1 Gross margin = revenue – variable costs. 2 Fixed costs include employee costs, external services, consumables, supplies and demurrage. 3 Variable costs include royalties, outward transport, fuel energy, raw materials and other. 4 Based on annualised H1 2024 actuals. 5 2030f is an aspirational target based on internal estimates in real terms for aluminium and raw material prices, and FX. Delivering our product offering to maximise revenue potential Expanding our global procurement partnerships to improve our variable cost base Repowering and harnessing our role in energy markets Disciplined fixed cost leadership

©2024, Rio Tinto, All Rights Reserved 73 Our product offering - exceeded LME by ~20% over the last 5 years, with Matalco to provide further upside 1,801 1,685 2,441 2,703 2,258220 177 401 470 356 78 2019 63 2020 70 2021 109 2022 110 2023 Average (2019-2023) including premiums 2,600 Average (2019-2023) LME 2,150 2,099 1,925 2,912 3,282 2,724 Product premium Market premium LME Price realisation $/t 1.8 1.7 2019 1.4 1.9 2020 1.7 1.7 2021 1.6 1.6 2022 1.5 1.8 2023 2030F 3.5 3.4 3.3 3.2 3.3 Full Potential Portfolio production Mt Matalco further reinforces our value offering with 100% recycled value-added products Capacity to ramp up and optimise combined primary and secondary portfolios Secondary VAP Primary VAP Remelt Expect product premiums (averaging $86/t in the last five years) to continue to expand and with our portfolio we are best placed to benefit Our geographic proximity to markets is a differentiator Our share of value added products is increasing

Secondary price (LME+MWT+PP) Primary & alloy cost Scrap cost Material margin LME+MWT Product premium3 ©2024, Rio Tinto, All Rights Reserved 74 Matalco: growth in North America with primary and recycled value-added products $0.7bn Investment in high-quality aluminium recycling 640kt billet 160kt slab Annual effective capacity1 #7 casthouses $62.5m 2023 EBITDA1 $12m 2024 H1 EBITDA1 50% Joint Venture with Giampaolo Group Synergies >$70m p.a Ramp-up over 5 years Material margin 25% primary 75% scrap Recycled aluminium profitability breakdown 0 1,000 2,000 3,000 4,000 5,000 Jan- 21 Apr- 21 Jul- 21 Oct- 21 Jan- 22 Apr- 22 Jul- 22 Oct- 22 Jan- 23 Apr- 23 Jul- 23 Oct- 23 Jan- 24 Apr- 24 Jul- 24 US MWT price 6063 Press Scrap Mill Grade MLCC 6063 Press Scrap spread to MWT Mill Grade MLCC spread to MWT Scrap spreads have been reducing LME + US MWT manufacturing scrap prices2 ($/t) 1 Figures shown on a 100% basis. Rio Tinto Matalco share 50%, Rio Tinto markets all Matalco production. 900ktpa installed capacity with effective utilisation rate of 88% produces 640kt of billet and 160kt of slab. 2 MWT = Mid West, MLCC = Mixed Low Copper Clips. 3 Product premium less casting and alloys, less freight = product margin. Source: Rio Tinto Market Analysis, CRU, Aluminum Association, S&P

©2024, Rio Tinto, All Rights Reserved 75 We are structurally improving trade working capital, targeting a 10% reduction Input prices Volume Spare parts 2023 20241 2030f2Ave. 2020 -10% +$1.1bn Excess Opportunistic Investment for increased returns Structural Requirements for safe and stable operations Trade working capital ($bn) Continuing to remove excess inventories from COVID supply chain disruptions Maintaining opportunistic trade working capital to support our value-added products offering Driving a set of initiatives to reduce structural trade working capital levels 1 Based on annualised H1 2024 actuals. 2 2030f is an aspirational target based on current aluminium and raw material prices.

©2024, Rio Tinto, All Rights Reserved 76 Disciplined capital investment through the cycle 2019 2020 2021 2022 2023 20241 2030F2 Sustaining ~$1bn Replacement ~$0.3bn ESG3 Replacement Sustaining Capital expenditure ($bn) 2017 2018 2019 2020 2021 2022 2023 20241 Capital expenditure converging to depreciation levels ($bn) Total capital expenditure Depreciation 5-year average (2019 – 2023) 1 Based on annualised H1 2024 actuals. 2 Forecast on a real basis. 3 Step change spend on water quality, tailings management and dismantling and removal of equipment and buildings no longer in use. Investing in the health of our assets, replacement and decarbonisation Addressing risks including those for tailings Investing to sustain our competitive advantages across technology and hydro power

©2024, Rio Tinto, All Rights Reserved 77 Targeting a 5 percentage point structural uplift in ROCE 4 3 16 10 3 2019 2020 2021 2022 2023 20241 Price and inflation Product offering Best operator Disciplined capital management2 Working capital management ESG 2030f3 7 +5pp Upside Planned 1 Based on annualised H1 2024 actuals. 2 Including additional sustaining and replacement capital. 3 2030f is an aspirational target based on internal estimates in real terms for aluminium and raw material prices, and FX. ROCE (%)

Conclusion Jérôme Pécresse Chief Executive, Aluminium 78Alma, Canada

A clear vision Focused strategic priorities ©2024, Rio Tinto, All Rights Reserved 79 Value-creating diversification pillar for Rio Tinto Product offering Bauxite and alumina integrated value-chain Best operator Technology Partner of choice Decarbonisation and energy Competitive advantages Become truly global low-carbon aluminium producer Reinforce bauxite and alumina supply chain Decarbonise competitively Create synergistic and successful recycling business Maximise value of our commercial offering Leader in fully sustainable and low-carbon western aluminium production Leader for the Group in the areas of processing / recycling Anchored in our 4 objectives Backed by And supportive market trends

Iron & Titanium Sophie Bergeron Managing Director, Rio Tinto Iron & Titanium and Diamonds 80BluesmeltingTM

©2024, Rio Tinto, All Rights Reserved 81 Driving improved returns from our strong industry position 1 Based on 2023 global production High quality assets underpinned by long life ore bodies and development options Significant progress on decarbonisation applying renewables and technology Global leader in TiO2 with 14% market share1, latent capacity to expand production and unrivalled technical capability Deep commitment to operational improvement through deployment of our Safe Production System, to drive higher returns

Co-products ©2024, Rio Tinto, All Rights Reserved 82 We produce TiO2, iron and steel, and co-products Global market of 7.4 Mt Key segments: pigments and titanium metal TiO2 Titanium dioxide High-purity iron and steel Various metal powders (sintering & powder metallurgy, additive manufacturing) Iron and steel Various applications in ceramics – high-quality TiO2 Monazite (rare earths) Scandium Direct raw-ore sales FeTiO3 Mining Ilmenite Rock Sand RTIT smelters High grade feedstocks Core Markets Zircon / rutile Critical minerals Ilmenite direct sales

Titanium occurs naturally in two forms: once processed, it is used in paint, plastics and titanium metal

Our operations

Upstream supply

TiO_2 feedstock - ilmenite
(& beneficiated ilmenite) & rutile

Our customers

Mid-stream processing

TiO_2 pigment, sponge & welding

Our customers' customers

End users - pigment

Paint, plastic & other

Ilmenite accounts for ~94% of TiO_2 production, this is in line with global titanium reserves



7.4
0.8
6.6
6%
94%
Market size ($bn)
Share of TiO2 supply (%)
Ilmenite (and beneficiated ilmenite)
Rutile

Almost 90% of mined TiO_2 is processed through the TiO_2 pigment market



22
4
18
7%
4%
89%
Market size ($bn)
Share of TiO2 feedstock demand (%)
Pigment
Sponge
Other

The largest buyers of pigment are paint producers. Property is the largest paint sector, followed by vehicles



600+
195+
19%
24%
57%
Market size ($bn)
Share of TiO2 pigment demand (%)
Paint
Plastic
Other

RioTinto

Note: Market size sourced from TZMI

©2024, Rio Tinto, All Rights Reserved

83

44% 35% 21% RBM TiO2 sales by destination2 Europe Americas Asia ©2024, Rio Tinto, All Rights Reserved 84 Rio Tinto is the largest TiO2 feedstock merchant producer Havre-Saint-Pierre Sorel-Tracy Richards Bay Fort-Dauphin (QMM) Suzhou Ilmenite & rutile (0.1 mtpa capacity) Iron (HPI) (0.5 mtpa capacity) TiO2 slag (1.0 mtpa capacity) Ilmenite Zircon concentrate Critical minerals - monazite Metallic powders Ilmenite Iron (HPI), steel & metallic powders (0.9 mtpa capacity) TiO2 slag (1.2 mtpa capacity) Critical minerals – scandium (3 tpa capacity) Zircon (0.3 mtpa capacity) Mutamba project Ilmenite Critical minerals - scandium Burra project 45% 14% 7% 7% 4% 4% 19% China Rio Tinto Tronox Kenmare Iluka Eramet Others Global TiO2 production by key suppliers2 17% 47% 36% Quebec TiO2 sales by destination2 Europe Americas Asia Employees & contractors: 10,000 Women in our workforce3: 15% AIFR1: 0.12 Revenues: $2.2bn (2023) Primary operating footprint in Canada & southern Africa Only Rio Tinto production site in China Critical and strategic minerals Ti, Zr, Sc, monazite (rare earth concentrate) Note: Market size sourced from TZMI. 1 Based on 2023 All Injury Frequency Rate (AIFR). 2 Based on 2023 TiO2 production and sales. 3 Employees only.

Values and high standards dictate HOW we will execute the masterplan to achieve our strategy ©2024, Rio Tinto, All Rights Reserved 85 Our Iron & Titanium strategy: enhancing our leadership position Commercial excellence & strategic partnerships Best operator & technology leadership Maintaining leadership in TiO2 and value-added products via commercial excellence, being best operator and mining world-class deposits Strategic resource management Finding better ways to provide the materials the world needs

©2024, Rio Tinto, All Rights Reserved 86 We sell a range of TiO2 products with growing sales into China Rutile / UGS / Synthetic rutile Chloride slag Chloride ilmenite Sulfate slag / fines Products we sell Global market share1 and market growth opportunities Growing sales in China RTIT TiO2 products regional share of sales 10% 16% 97% 90% 84% 3% 2022 2023 Aug 2024 YTD OtherRT share Rest of World China Note: Market size sourced from TZMI. 1. Based on 2023

©2024, Rio Tinto, All Rights Reserved 87 Optimising operational capacity with flexibility to capture growth 60% 65% 70% 75% 80% 85% 90% 0 2 4 6 8 10 12 14 2020 2021 2022 2023 2024f Quebec - operational furnaces Quebec - non-operational furnaces RBM - operational furnaces RBM - non-operational furnaces Utilisation rate - operational capacity 0 200 400 600 800 1000 1200 1400 2020 2021 2022 2023 2024f Quebec RBM RTIT’s production fluctuates with market requirements, and furnace rebuilds and availability • Market demand has historically been cyclical • 2022 was the highest demand of the last 5 years, supported by construction and renovation markets • Installed furnace capacity gives flexibility Disciplined approach to furnace rebuilds and capital investment Deep commitment to operational improvement through deployment of our Safe Production System • Aspirational targets with a clear execution plan • Anchor ongoing performance improvement (operational stability) • Increased production per furnace TiO2 production (kt) Number of furnaces (LHS) and utilisation (RHS)

©2024, Rio Tinto, All Rights Reserved 88 Long life ore bodies with development options Current Assets Brownfield Greenfield Legend QMM (Mandena) (80% equity) RBM (Zulti North) (74% equity) Kamiesberg (11% equity) Mutamba (100% equity) Kasiya (19.8% equity) Ste Luce Petriky Mandena Zulti South Zulti North 1 Predicated mine lives are based on current Ore Reserves and current production rates. See supporting references for categorisation and reporting of Rio Tinto’s Mineral Resources and Ore Reserves on slide 4. Quebec (Havre Saint-Pierre) (100% equity) Havre Saint-Pierre mine in Canada has an Ore Reserve providing for 75+ years of life at current operating rates1 African Ore Reserves support supply for 15 years1 • Ongoing exploration activities and growth options to extend for multiple decades • At Zulti South, we are refreshing our feasibility study

Significant progress on decarbonisation applying renewables and technology

Iron & Titanium Scope 1&2 emissions (2023)


Minerals processing innovations
Reductants
Other Scope 1
5%
37%
49%
Electricity
7%
3%
Thermal
Mobile energy
Renewable penetration
Diesel transition

Decarbonisation through renewable energy and pyrogenic options up to 2030, and technology breakthrough afterward

Multiple solutions under development to manage individual performance risk – focused on leadership in technology development

Renewable penetration

Significant renewable energy (wind & solar) developments already committed and being delivered in both South Africa and Madagascar


Concept of Energy Wheeling
RBM
ESKOM Transmission Network
Khangela Wind Farm

Minerals processing

Validation of pre-reduction technology & strong operational performance at BlueSmelting™ demonstration plant


BlueSmelting™

Minerals processing

Execution of biocarbon industrial validations – 5% substitution of biocarbon into coal mix at Sorel-Tracy and RBM, and up to 25% at IOC

Secured long-term access to biocarbon via Évolys JV


évolys

RioTinto
©2024, Rio Tinto, All Rights Reserved
89

©2024, Rio Tinto, All Rights Reserved 90 We have worked hard to secure our social licence and are seeing a more stable operating environment RBM agreement with Khangela Emoyeni Wind Farm Rio Tinto and the Canadian government partner to invest C$737 million in Quebec TiO2 plant Havre Saint-Pierre - historic partnership agreement with the Quebec Innu community of Ekuanitshit QMM fiscal and operating arrangement renewal Agreement secures 140MW from a new wind farm situated in the Western and Northern Cape Province. The project is expected to reduce RBM’s annual carbon emissions by 20% Partnership to support technological innovations to decarbonise our Sorel-Tracy facility and position the business as a centre of excellence for critical minerals processing Agreement will generate economic development for the community whilst supporting the future of our mine Long term partnership with the Government to enhance the benefits received by the people of Madagascar and support a sustainable future for the QMM mine, providing certainty for Rio Tinto on the fiscal arrangements

©2024, Rio Tinto, All Rights Reserved 91 Focus has been on stabilising the business and positioning for improved returns 29% $587 m EBITDA 1.1 mt TiO2 slag production $239 m Free cash flow $207 m Capex EBITDA margin All figures show 2019 – 2023 average 7.3% ROCE

©2024, Rio Tinto, All Rights Reserved 92 We are targeting a 9 percentage point uplift in our ROCE by 2030 7 6 5 11 7 2019 2020 2021 2022 2023 20241 External factors Production Extracting full potential of deposits Cost management 2030f2 6 +9pp 1 Based on annualised H1 2024 actuals. 2 2030f is an aspirational target based on internal estimates in real terms and FX. ROCE (%)

Iron Ore Company of Canada Mike McCann President and Chief Executive Officer, Iron Ore Company of Canada IOC, Canada 93

©2024, Rio Tinto, All Rights Reserved 94 Significant value to be unlocked from our focus on best operator 1 High-purity iron ore – essential to green steel making and decarbonisation. https://www.canada.ca/en/campaign/critical-minerals-in-canada/critical-minerals-an-opportunity-for-canada.html 2 Concentrator capacity 100% basis. Pathways to decarbonise Scope 1 and 2 emissions, together with a target to reduce Scope 3 emissions from IOC by 50% by 2035 Key component of our global iron ore portfolio, with high-grade (>65% Fe) and low-impurity iron ore, which is on Canada’s critical minerals list1 Clear pathway to improve operational stability and deliver nameplate capacity of 23Mtpa2 Long-life resource with installed infrastructure in a Tier 1 jurisdiction

IOC complements our global iron ore portfolio with a high-grade, low-impurity, long-life resource

Rio Tinto's global iron ore portfolio


IOC1,2
~ 23 Mt
400 Mt Ore Reserves
1,600 Mt Mineral Resources
Portside
~ 23 Mt4
Simandou3
~ 60 Mt
Pilbara
~ 338 Mt5

IOC products

Concentrate for sale (CFS)

Top tier quality	• High iron content • Very low phosphorus & low alumina • Low levels of all other undesirable steelmaking elements • Very consistent product with low shipping moisture and no loss of ignition
Markets	• Europe, Asia-Pacific



Pellets

Flexible product mix	• Standard Acid Pellets, Low Silica Acid Pellets, Low Silica Fluxed, Direct Reduction Pellets • High iron content • Very low phosphorus, low sulfur, alumina • Very complementary to sinter burdens • Product valued by customers for consistency • DR pellets low in fines, well compatible for use in DR-burden
Markets	• BF pellets: Europe, Japan • DR pellets: MENA, Americas



Iron Ore Company of Canada
High-grade (>65% Fe), low-impurity products for blast furnace and direct reduction[2]

Simandou
Blast furnace feed or Direct Reduction Iron Products (~65% Fe)[2]

Pilbara
Pilbara blend (>61%) mid-grade products as well as low-grade products for Blast Furnace[2]

China Portside
Global blending capability providing greater customer access

[1] Iron Ore Company of Canada (100% basis) based on concentrator nameplate capacity.
[2] See supporting references for categorisation and reporting of Rio Tinto's Mineral Resources and Ore Reserves on slide 4.
[3] Simandou blocks 3 and 4 expected annualised capacity (Rio Tinto's share is 27 Mt). See supporting references for 60 Mt production target for Simandou on slide 4.
[4] Portside sales in 2023 – blended, screened ores and direct sales from Pilbara, IOC and third parties.
[5] Pilbara demonstrated capacity – sales volumes in 2018 (100% basis).

RioTinto

©2024, Rio Tinto, All Rights Reserved

95

Diversified customer base for our range of high-grade products

Product mix
2023 sales volumes



Pellets
50%
Saleable production
50%
Concentrate for Sale (CFS)
Blast Furnace (BF)
60%
Pellet mix
40%
Direct Reduction (DR)

Sales regions
% of 2023 sales volumes



Europe
Including pellets and concentrate; transferring BF capacity to DR going forward
Europe 42%
China
Supplying concentrate for our portside blending with our SP10 product
China 18%
Americas 14%
Americas
Market for DR pellets
MENA 6%
MENA
Market for DR pellets and focus of growth
JKT 20%
JKT
Low silica fluxed (LSF) pellets, CFS and chips

RioTinto

©2024, Rio Tinto, All Rights Reserved
96

Labrador City Sept Iles Montreal (HQ) Mining1 100 Mtpa total material moved (TMM) Processing2 23 Mtpa concentrate 12.5 Mtpa pellets Rail3 45 Mtpa Port4 25 Mpta Rio Tinto 59% Mitsubishi Corporation 26% Labrador Iron Ore Royalty Corporation 15% 1 Best performance to-date. 2 Plant nameplate capacities on 100% basis. 3 Railway nameplate capacity – IOC plus third-party customers shipments. 4 Port nameplate capacity. 5 Operational pits 13 Production drills 37 Haul trucks 13 Automated train ore delivery system distance (km) 6 Overland ore delivery conveyor system distance (km) 4 Concentrator autogenous grinding mills 6 Pellet induration machines 418 Railway distance (km) 79 Locomotives 1 Dual car dumper 250 Port terminal ship max (kt) 22 Hydro power station output (MW) Key statistics IOC operational overview: installed infrastructure in a Tier 1 jurisdiction ©2024, Rio Tinto, All Rights Reserved 97

Our strategy aligns to Rio Tinto's four objectives

Rio Tinto	Best operator	Social licence	Excel in development	Impeccable ESG
Minerals Product Group	Employer and partner of choice		Growth contributor	Green economy leader
IOC	**Stabilise** to meet our safe production commitments	Use our assets at **designed capacity**	**Disciplined** growth of the business	**Decarbonise** our operations

Employee engagement | **Community and Indigenous engagement** | **Technology and data**

Care | **Courage** | **Curiosity**

RioTinto
©2024, Rio Tinto, All Rights Reserved
98

Concentrate and pellet production (Mt) 12 13 15 18 9 18 17 17 16 9 33 43 39 36 16 43 43 44 41 23 9.6 10.0 9.6 8.3 4.7 8.1 6.6 8.0 8.2 3.5 1.3 1.5 1.3 0.4 Responding to challenges: focus on improving operational stability CFS2 Pellets 18.7 17.9 19.1 17.7 8.6 Pellet beneficiation loss3 2020 2021 2022 2023 2024 H1 0.9 Waste Ore 76 86 83 77 39 2020 2021 2022 2023 2024 H1 29 29 31 34 18 2020 2021 2022 2023 2024 H1 1 Waste and ore movement excluding rehandling. 2 Concentrate for sale. 3 Differences in total concentrate production and saleable production (CFS and Pellets) are due to reductions in volumes as concentrate is upgraded to pellets. ©2024, Rio Tinto, All Rights Reserved 99 Mine - total material moved1 (Mt) Railway haulage (Mt) Third-party IOC Challenges • Significant external events (including forest fires in 2023 and 2024) • Aged infrastructure requiring investment • Increasing strip ratio Achievements • 2022 best safety performance • 2023 best haulage performance • Initial SPS in concentrator with current deployment across entire value chain Impact from forest fires

A clear pathway has been identified to best operator

Setting the strategy:

Stabilising operations to achieve safe, cost-effective, consistent production

Executing integrated roadmap to optimise current operational footprint

Advancing growth optionality to capture benefits of green steel transition

Initial scoping:

Concentrator 23Mtpa capacity

Improvement programs underway

Asset integrity and operational issues being addressed

Entire value chain:

Achieving concentrator capacity will require step change across the entire value chain



17.7
2023 actual[1]
+33%
126
Mine
Total material moved
+18%
51
ODS[2]
Crushed tonnes
+30%
23
Concentrator
Concentrate
+31%
21
Rail & port
IOC shipments
Safe Production System and asset management
23.0
Full potential[1]

Mining

Strip ratio and TMM are increasing

Actions

- Heavy mining equipment purchases, including autonomous drills
- Mine plan optimisation
- Targeting improvement in haul truck effective utilisation

Processing

Capacity constrained upstream and downstream

Actions

- Pellet plant capacity increase

Shipping

Third-party haulage increasing in parallel

Actions

- Locomotive availability
- Cycle time
- Leveraging technology
- Circuit upgrades

[1] Total concentrate production capacity which is saleable production plus volume loss in upgrading concentrate to pellets.
[2] Ore Delivery System: automated train, overland conveyor, and crusher systems connecting the mine to the concentrator.

RioTinto

©2024, Rio Tinto, All Rights Reserved
100

Working closely with our key stakeholders

Governments

- High-grade iron ore on federal and provincial critical minerals lists
- QNS&L (railway) federally regulated common carrier

Communities

- 2nd largest private employer in Newfoundland and Labrador, economic anchor for Quebec North Shore and Labrador West regions for 70 years
- ~2,100 employees in Labrador West (pop. 10,000)
- ~750 employees in Sept-Iles (pop. 25,000)

Indigenous partnerships

- 4 impact and benefits agreements with the five Indigenous communities which have asserted traditional territory claims
- 238 Indigenous employees
- C$80 million in procurement spend with Indigenous businesses


Signing of fourth partnership agreement with Naskapi Nation in 2023


Labrador City – mine and processing


Sept-Iles - Port


Matimekush–Lac John
Naskapi Nation of Kawawachikamach
Nunatukavut Community Council
Labrador
Innu Nation
Quebec
Innu Takuaikan Uashat Mak Mani Utenam
Railway
Montréal
Corporate office

RioTinto

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101

©2024, Rio Tinto, All Rights Reserved 102 IOC ores present a unique opportunity for Scope 3 reductions Pathway Targeting a 50% reduction in Scope 3 emissions from IOC by 2035 Currently ~1.9t CO2/t steel Driving an increase in margins • Increased share of CFS transitioning from BF customers in Asia to integrated DRI/EAF producers in MENA • Growing DR pellet demand, coupled with potential increasing demand from H2 based DRI/EAF customers in the Atlantic 1 Existing 2 3 Provide safe, consistent, cost-competitive high-grade low-impurity iron ore for BF-BOF and DR-EAF Optimise current operations with increased DR pellet production and recovery to increase supply to DR-EAF Grow operations to support green steel value chain decarbonisation needs that generate the highest value Ongoing Emerging Next 10 years Future >10 years

IOC is well positioned as a low-carbon mine

A high-quality, resilient, low-carbon mine with optionality for energy transition


High-grade pelletised ores


Zero carbon hydro power


Existing electrified mining equipment


Energy-advantaged region suitable for expansion

Taking action to decarbonise toward net zero, including low-carbon pelletisation

- 40MW electric boiler
- Hydro-powered plasma burner trials
- R&D coke elimination trials including use of biocarbon

2023 Scope 1 & 2 emissions (Mt CO_2e)


Rio Tinto
32.6Mt
IOC
0.9Mt
Other
Bunker C
Mobile fuel
Coke

Target: 50% reduction by 2030

RioTinto

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103

©2024, Rio Tinto, All Rights Reserved 104 Focused on improving operational stability at this high-margin asset All figures show 2019 – 2023 average 48% EBITDA margin 15% ROCE1 $1.3 bn EBITDA 18 Mt Concentrate production $390 m Free cash flow $320 m Capital expenditure All figures provided on a 100% basis. | 1 Calculated as NOPAT excluding minority interest/capital employed.

Technology and R&D overview Dr Nigel Steward Chief Scientist, Rio Tinto 105

©2024, Rio Tinto, All Rights Reserved 106 Highlights Innovations under development Strong proven history of innovation delivery Strong network across academia and industry 600+ team members, 120+ projects and $400m annual budget BlueSmeltingTM decarbonisation ELYSISTM zero carbon aluminium smelting NutonTM copper leaching Established the Rio Tinto Centre for Future Materials with $150m commitment

©2024, Rio Tinto, All Rights Reserved 107 Strong proven history of innovation delivery - the journey continues New routes to extraction Titanium from ilmenite Copper extraction Commercial innovation Pilbara blend Pink diamonds Heavy mining equipment automation AutoHaul Autonomous Drilling System High productivity alumina refinery & aluminium smelting Aluminium Pechiney technology

©2024, Rio Tinto, All Rights Reserved 108 Our global R&D footprint 600+ Team members 120+ Projects $400m Annual budget Kennecott Copper Laboratory US Borax ELYSIS Industrial Research and Development Centre Aluminium Technology Solutions Iron & Titanium Technology Centre Aluminium Technology Solutions Richards Bay Minerals Iron Ore Laboratories Queensland Research and Development Centre Bundoora Technical Development Centre China Technology & Innovation Centre Growth & Ventures Annual budget split

Our disciplined stage gate process



North American projects
Idea
SG[1]
Proof of Concept
SG2
Pilot
SG3
Demonstration
SG4
Implementation
BlueSmelting
AP60
Tellurium
HVO[2] diesel
ELYSIS 1 (100kA)
ELYSIS 2 (450kA)
Scandium
Underground Battery Electric Vehicle
Nuton

RioTinto

[1] SG – Stage gate. [2] Hydrotreated vegetable oil.

©2024, Rio Tinto, All Rights Reserved
109

BlueSmelting™ could significantly reduce emissions at Sorel-Tracy

Current → **BlueSmelting™ Stage 1** → **BlueSmelting™ Stage 2**

20% reduction in CO_2 emissions

95% reduction in CO_2 emissions



Electricity
Coal
Ilmenite ore
Smelter gas (mainly CO)
Flare Stacks
Other Plants
CO2
TiO2 Slag
Iron (Fe)
Smelter furnaces

Today's high-quality metallurgical coal-based reduction



Smelter gas (mainly CO)
H2O
CO2
Ilmenite ore
gas bubble
solid particle
distributor
solid
Electricity
Coal
Pre-reduced ore
Pre-reduction
Smelter gas (mainly CO)
Smelter furnaces
TiO2 Slag
Iron (Fe)

CO pre-reduction and coal to be gradually replaced by biocarbon



Recycled Hydrogen
H2
H2O
Ilmenite ore
gas bubble
solid particle
distributor
solid
Electricity
Biocarbon
Pre-reduced ore
Pre-reduction
Flare Stacks
Net Zero CO2
Smelter furnaces
TiO2 Slag
Iron (Fe)

Hydrogen pre-reduction and biocarbon

BlueSmelting™

Revolutionary new fluidised bed technology	Based on a step of the existing process (UGS®), developed and in operation in Sorel for 25 years	Innovation: reduction of ilmenite using H_2 or smelter gas

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©2024, Rio Tinto, All Rights Reserved

110

ELYSIS^{TM}: first major smelting breakthrough in over 100 years

1930's
Russian efforts to find the inert anode

1960-1970's
International efforts to find an inert anode material (EU, US, Japan, USSR). Chloride process is piloted and abandoned in the US

1980-1990's
US DoE and EU efforts to find an inert anode material

2001-2008
US DoE sibling materials tested in industrial cells, but metal purity, energy and lifetime targets not met

2015-2017
Vertical electrode cell development begins and joint development agreement established between Rio Tinto and Alcoa

2018
ELYSIS partnership with Alcoa formed with HQ in Montreal, Canada

2019
Construction of ELYSIS R&D centre starts in Saguenay, Canada





2020
Construction of R&D centre completed

2021
ELYSIS produces aluminium without carbon emissions from the smelting process at its R&D centre

Construction of commercial scale inert anode cells commence in Alma, Canada




ELYSIS

2022
Apple announces it will use ELYSIS aluminium in its new iPhone SE

2024
First ELYSIS^{TM} technology licence granted for demo plant at Arvida smelter


Décarboner
ensemble

RioTinto

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111

©2024, Rio Tinto, All Rights Reserved 112 ELYSISTM has the potential to deliver zero CO2 and SO2 emissions with higher productivity Conventional smelting technology ELYSIS smelting technology Proprietary anode

Nuton™ copper leaching: a three-decade journey

1994
First pilot heap on ROM at Kennecott (1.5Mt)

Initial CFD[1] model development



1996
First leaching tests at Bundoora (Las Cruces)



2006
Small & large column tests at Bundoora (La Granja)

2011
Crush & agglomerated flow-sheet introduced



2012
Pilot plant at Bundoora (300t)



2014
Pilot plant at Kennecott (70,000t)

2016
Additive program commenced

2019
Waste processing flowsheet

2020
Kennecott
Oyu Tolgoi
deployment study

2021
Strategy launch
market testing

2022
Portfolio building
Commercialisation strategy



2023
First industrial scale demo agreement

2024
Second industrial scale demo agreement

30 years of research & development, several patent families granted, substantial know-how accumulated

RioTinto

[1] CFD - Computational fluid dynamics.

©2024, Rio Tinto, All Rights Reserved
113

Nuton™ processing flowsheet

Preparation

Ore mineralogy
↓
Modelling & predictability capabilities
↓
Crushing
↓
Bacteria → Agglomeration ← Sulphuric acid
↑
Catalytic additives

Heap leach pad

Bacteria | Catalytic additives | Water & acid
↓
Irrigation



Up to 85% Cu recovery

Controls: solution chemistry, heap hydrodynamics

Nuton copper cathode

Raffinate pond
↓
Solvent extraction
↓
Electrowinning
↓



99.9% pure copper cathode

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114

©2024, Rio Tinto, All Rights Reserved 115 Strong network across academia and industry

©2024, Rio Tinto, All Rights Reserved 116 Committed $150m for the Rio Tinto Centre for Future Materials • Committing $150m to research over 10 years • Driving fundamental, innovative and transformative advances in science and engineering • Engaging with industry, policymakers, communities and society to drive a step-change in how global materials are extracted, used and reused, to help the world achieve its net zero emissions goals • Led by Imperial College London in partnership with leading international academic institutions • First grand challenge will undertake research to find ways to deliver the world’s growing copper needs with integrity

Q&A 117Kitimat, Canada

Appendix 118Arvida, Canada

Chute-à-Caron 1931 222 MW ©2024, Rio Tinto, All Rights Reserved 119 Our hydro power plants in Canada Shipshaw 1943 1,172 MW Chute-du-Diable 1952 224 MW Chute-à-la-Savane 1953 246 MW Chute-des-Passes 1960 833 MW Isle-Maligne 1926 450 MW Québec Power OperationsBC Works Kemano Kemano 1954 1,000 MW

Contributing to the regions where we operate

Economic | Workforce | Community & Indigenous

British Columbia

$517m
Contribution to the BC economy

$33m
Provincial and municipal taxes

~1100
Employees

$201m
Salaries and benefits


RioTinto

$3.2m
Community contributions

$21m
Indigenous-affiliated procurement

Amounts in C$

Quebec

$1.3bn
Contribution to the Quebec economy

$119m
Taxes and royalties

~4300
Employees

$692m
Salaries and benefits



$7.6m
Community contributions

$3.9m
Indigenous-affiliated procurement

Amounts in C$

Iceland

$247m
Contribution to the Iceland economy

$10m
State and municipal taxes

380
Employees

$46m
Salaries and benefits



$1.7m
Community contributions

Amounts in US$

Pacific

$1.5bn
Contribution to the Australian and New Zealand economies

$144m
Australian and New Zealand taxes

7,000
Employees

$700m
Salaries and benefits



$2m
Community contributions

$100m
Indigenous-affiliated procurement

Amounts in US$

RioTinto

Note: Contribution to the economy includes supply chain expenditure, taxes, salaries and community contributions.

©2024, Rio Tinto, All Rights Reserved
120

©2024, Rio Tinto, All Rights Reserved 121 Our value-added aluminium products Slab Foundry Rod Billet

©2024, Rio Tinto, All Rights Reserved 122 Matalco JV is well positioned to capture growth in extrusions with low-carbon and recycled metal Current • Building and construction slowdown – lower extrusion and billet demand80% Billet 20% Slab Secondary value-added product output Primarily supplying extrusion for building and construction, and transportation sectors Billet demand from auto structural parts is the fastest growing category Securing scrap supply through partnership with Triple M Matalco production Optionality Total North America1 extrusions billet requirement, Mt Matalco slab and billet capacity, Mt 2020 2021 2022 2023 2030f 2.9 3.3 3.1 2.8 4.0 +5%2 2020 2021 2022 2023 2030f 0.4 0.7 0.7 0.8 +23%2 1 North America comprises US and Canada. 2 CAGR. 3 Optionality based on market conditions. Source: Rio Tinto Market Analysis, Aluminium Association, S&P Medium term • Rio Tinto commercialising Matalco book • Market recovers as interest rates fall Long term • Optionality to capture extrusion growth3

TiO_2 industry overview and product flows

Rio Tinto is largest merchant feedstock producer with ~14% global share

Rio Tinto and competitors
Upstream supply
TiO_2 feedstock (direct feed and slag)

Our customers
Mid-stream processing
Pigment(s) & Ti sponge

Our customers' customers
End users
Paints, plastics, paper and metal



TiO2 consumption %
Low grade ilmenite
(TiO2 45-50%)
DIRECT FEED
Sulfate slag
Sulfate pigment
60%
of global supply
51% Paint
21% Plastics
Chloride slag
Chloride pigment
40%
of global supply
High grade ilmenite
(TiO2 50-60%)
DIRECT FEED
17% Other
Synthetic rutile
Rutile
(TiO2 95%)
Ti sponge
7% Ti metal
4% Welding
TiCl4

RioTinto

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123

©2024, Rio Tinto, All Rights Reserved 124 Iron & Titanium Resources and Reserves RTIT Quebec RBM South Africa QMM Madagascar Total TiO2 feedstock Total Ore Reserve2 1 See supporting references for categorisation and reporting of Rio Tinto’s Mineral Resources and Ore Reserves on slide 4. 2Proven & Probable. 151 80.0 - 1,187 2.5 0.3 299 3.3 0.1 1,637 9.8 0.3 Mt %Ti %Zr 100.0 74.0 80.0 % RT Share RT share of marketable products 47.8 - 9.8 2.3 3.6 0.2 61.2 2.5 Mt TiO2 Mt Zr RTIT Quebec RBM South Africa QMM Madagascar Total TiO2 feedstock 11 84.9 - 10 12.0 8.1 843 4.2 0.2 865 5.3 2.1 Mt %Ti %Zr 100.0 74.0 80.0 % RT Share 16 79.2 - - - - 596 3.9 0.2 612 5.8 0.2 Mt %Ti %Zr 27 81.6 - 10 12.0 8.1 1,439 4.1 0.2 1,476 5.5 2.5 Mt %Ti %Zr Mineral Resource Measured & Indicated Mineral Resource Inferred Total Mineral Resource Resources and Reserves (as of 31 December 2023)1

©2024, Rio Tinto, All Rights Reserved 125 Iron & Titanium financials 0% 2% 4% 6% 8% 10% 12% 0 500 1,000 1,500 2,000 2,500 2020 2021 2022 2023 $m Revenues EBITDA ROCE (operations) 0% 20% 40% 60% 80% 100% 2020 2021 2022 2023 TiO2 Co-products (including iron, zircon, rutile & monazite) 0 50 100 150 200 250 2020 2021 2022 2023 Sustaining Replacement Decarbonisation 21% 21% 17% 33% 4%4% Employment costs External services Energy & fuel Raw materials & consumables Selling related costs Other Financial metrics (LHS) and ROCE (RHS) Operating costs breakdown (2023 actual) Revenue by product Capital expenditure ($m)

©2024, Rio Tinto, All Rights Reserved 126 IOC: implementing initiatives to offset general cost inflation 0 10 20 30 40 50 60 2022 2023 2024 H1 35% 9% 17% 16% 15% 8% Employee pay & benefits Bulks and major consumables Fuel & energy Supplies External services Admin and other 0 50 100 150 200 250 300 350 2022 2023 2024f 28% 9% 8% 14% 24% 7% 11% Mine Ore Delivery System Concentrator Pellet plant Rail Port Others IOC concentrate unit costs ($/wmt) IOC sustaining capex ($m) 2024 H1 operating costs 2024f sustaining capex Increasing production volumes, our biggest cost lever • Significant portion of cost base is fixed • Asset management and production stability key to driving down unit costs Targeting other costs • Efficiencies in energy and other consumables • Productivity with processes and automation Aged infrastructure a factor • Increased sustaining capital required to maintain asset health Targeting other sustaining capex • Additions to heavy mobile equipment fleet and associated maintenance • Rail capacity increase and associated maintenance

Common acronyms

$	United States dollar	FCF	Free cash flow	ICE	Internal combustion engine	T	Tonne
AIFR	All Injury Frequency Rate	GDP	Gross Domestic Product	PV	Photovoltaic	tCO_2e	Tonne of carbon dioxide equivalent
ABI	Aluminerie de Bécancour	GW	Gigawatt	MRN	Mineracao Rio do Norte	TiO_2	Titanium dioxide
CFS	Concentrate for sale	HBI	Hot briquetted iron	MLCC	Mixed Low Copper Clips	TMM	Total Material Movement
ARDC	Arvida Research and Development Centre	HPI	High purity iron	AI	Artificial Intelligence	tpa	Tonnes per annum
ASEAN	Association of Southeast Asian Nations	HQ	Headquarter	FX	Foreign Exchange	US	United States
BRT	Business resilience team	IOC	Iron Ore Company of Canada	PFI	Potentially fatal injury	USSR	Union of Soviet Socialist Republics
BF	Blast furnace	IRR	Internal rate of return	PPA	Power Purchasing Agreement	UGS	Upgraded slag
Bn	Billion	JV	Joint Venture	QAL	Queensland Alumina Limited	VIU	Value in use
BSL	Boyne Smelter Limited	JP	Japan	CBG	La Compagnie des Bauxites de Guinée	VAP	Value-added product
CIF	Cost, Insurancea and Freight	JKT	Japan, Korea and Taiwan	QMM	QIT Madagascar Minerals	YoY	Year on Year
CAGR	Compound annual growth rate	KUC	Kennecott Utah Copper	R&D	Research and Development	YTD	Year to date
Capex	Capital expenditure	RTA	Rio Tinto Aluminium	RBM	Richards Bay Minerals	NZAS	New Zealand Aluminium Smelters Limited
CO_2	Carbon dioxide	km	kilometre	RE	Renewable Energy		
CO_2e	Carbon dioxide equivalent	LHS	Left hand side	OEM	Orignal equipment manufacturer		
CuEq	Copper equivalent	LME	London Metal Exchange	PPP	Purchasing power parity		
DOE	Department of Energy	Wmt	Wet metric tonne	REC	Renewable Energy Certificate		
DR	Direct Reduction	M	Millions	RHS	Right hand side		
DRI	Direct Reduction Iron	MENA	Middle East and North Africa	ROCE	Return on capital employed		
EAF	Electric Arc Furnace	MoU	Memorandum of Understanding	RT	Rio Tinto		
EBITDA	Earnings Before Interest, Taxes, Depreciation and Amortisation	Mt	Million tonnes	RTFT	Rio Tinto Fer et Titane		
ESG	Environmental, Social, and Governance	Mtpa	Million tonnes per annum	RT Share	Rio Tinto Share		
EU	European Union	MW	Megawatt	SMM	Safety Maturity Model		
F	Forecast	NPV	Net present value	SPS	Safe Production System		

Definitions

Calculated abatement carbon price

The levelised marginal cost of abatement at a zero carbon price

Calculation:
Discounted sum of all abatement costs over time at a zero carbon price /
Discounted sum of all abated emissions over time

Discounted at the hurdle rate RT uses for all investment decisions

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